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                     SECURITIES  AND  EXCHANGE  COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                               HEALTHSOURCE, INC.
                           (NAME OF SUBJECT COMPANY)

                               HEALTHSOURCE, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  42221E 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            JON S. RICHARDSON, ESQ.
                        SPECIAL COUNSEL TO THE PRESIDENT
                               HEALTHSOURCE, INC.
                             TWO COLLEGE PARK DRIVE
                         HOOKSETT, NEW HAMPSHIRE 03106
                                 (603) 268-7000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                                WITH A COPY TO:
                             PAUL T. SCHNELL, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                         NEW YORK, NEW YORK 10022-3897
                                 (212) 735-3000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Healthsource, Inc., a New Hampshire corporation (the "Company"), and the address of the principal executive offices of the Company is Two College Park Drive, Hooksett, New Hampshire 03106. The title of the class of equity securities to which this statement relates is the common stock, par value $.10 per share (the "Company Common Stock" or the "Shares"), of the Company (excluding the related Common Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of July 29, 1996 (the "Rights Agreement"), between the Company and The Bank of New York, as Rights Agent, which will be redeemed prior to the consummation of the Offer (as defined below)).

ITEM 2.  TENDER OFFER OF THE PURCHASER.

     This statement relates to the tender offer by CHC Acquisition Corp., a New Hampshire corporation (the "Purchaser") and an indirect, wholly-owned subsidiary of CIGNA Corporation, a Delaware corporation ("CIGNA"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 6, 1997 (the "Schedule 14D-1"), to purchase all of the issued and outstanding Shares, at a price of $21.75 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 27, 1997 (the "Merger Agreement"), by and among CIGNA, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger," and together with the Offer, the "Transaction"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed herewith as Exhibit 2 and is incorporated herein by reference.

     As set forth in the Schedule 14D-1, the principal executive offices of CIGNA are located at One Liberty Place, Philadelphia, Pennsylvania 19192-1550 and the principal executive offices of the Purchaser are located at 900 Cottage Grove Road, Bloomfield, Connecticut 06152.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or
(ii) CIGNA or the Purchaser or their respective executive officers, directors or affiliates.

ARRANGEMENTS WITH CIGNA, THE PURCHASER OR THEIR AFFILIATES

  Confidentiality Agreement

     The following is a summary of certain material provisions of the Confidentiality Agreement, dated as of January 31, 1997, between the Company and CIGNA (the "Confidentiality Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement.

     The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, CIGNA agreed to keep confidential all nonpublic, confidential or proprietary information furnished to it by the Company relating to the Company, subject to certain exceptions (the "Confidential Information"), and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the

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Company and CIGNA. CIGNA has agreed in the Confidentiality Agreement that for a period of 18 months from the date thereof, unless invited in writing by the Company, neither it nor any of its affiliates will, among other things, directly or indirectly, acquire or offer to acquire any securities or assets of the Company or propose any tender or exchange offer, merger or other business combination involving the Company, "solicit" any "proxies" (as those terms are used in the rules of the Securities and Exchange Commission (the "Commission")) or seek to influence the management, policy or conduct of the business affairs of the Company. CIGNA further agreed that, for a period of 18 months from the date of the Confidentiality Agreement, neither CIGNA nor any of its affiliates will employ, without the written consent of the Company, or solicit the employment of any executive officer of the Company, the chief executive officer of any health maintenance organization or insurance subsidiary of the Company or any other management employee of the Company or any of its affiliates with whom CIGNA or its representatives had contact during the negotiations and investigations in connection with a possible transaction between CIGNA and the Company.

  The Merger Agreement

     The following is a summary of certain material provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer not later than the fifth business day from the public announcement of the execution of the Merger Agreement. The Merger Agreement also provides that the Purchaser cannot amend or waive the Minimum Condition (as defined below) or decrease the Offer Price or the number of Shares sought, or amend any other term or condition of the Offer in any manner adverse to the holders of Shares or extend the expiration date of the Offer without the prior written consent of the Company. Notwithstanding the foregoing, the Purchaser has agreed to extend the Offer from time to time until seven months from execution of the Merger Agreement if, and to the extent that, at the initial expiration date of the Offer, or any extension thereof, all conditions to the Offer have not been satisfied or waived. In the event that the Insurance Regulatory Approvals (as defined below) have not been obtained by the end of such initial seven month period and provided that, at the end of such seven month period, no Company Material Adverse Effect (as defined below) has occurred and is continuing, the Company may, in its sole discretion, require the Purchaser to extend the expiration date of the Offer for up to an additional 60 days. In addition, in the event that the Offer Price is increased, the Offer may be extended to the extent required by law in connection with such increase.

     The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the condition that there will be validly tendered and not withdrawn a number of Shares which, together with any Shares owned by CIGNA or the Purchaser, represent at least a majority of the Shares outstanding on a fully diluted basis (the "Minimum Condition"). In addition, the Purchaser is not required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate the Offer and not accept for payment any tendered Shares, if (a) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), has not expired or been terminated prior to the expiration of the Offer; (b) any approvals or filings under various state and federal laws, rules and regulations governing insurance holding and operating companies, health maintenance organizations, health care services plans, third party administrators, preferred provider plans, providers of utilization review services, or other managed health care organizations, including laws, rules and regulations with respect to the administration of Medicaid and Medicare (the "Insurance Regulatory Approvals") or any other material consent, approval, or authorization required under any federal or state law required to consummate the Offer have not been obtained, except where the failure to have obtained such approvals would not result in a Company Material Adverse Effect (as defined below) and would not result in a violation of law; or (c) at any time on or after February 26, 1997, and before the time of acceptance of Shares for payment pursuant to the Offer any of the following occur: (i) there shall have been any statute, rule, regulation, judgment, order or

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injunction promulgated, entered, enforced, enacted or issued applicable to the
Offer or the Merger by any federal or state governmental regulatory or administrative agency, authority, court or legislative body or commission which
(A) prohibits the consummation of the Offer or the Merger, (B) prohibits or imposes any material limitations on, CIGNA's or the Purchaser's ownership or operation of all or a material portion of the Company's businesses or assets or the Shares, except for such prohibitions or limitations which would not have a Company Material Adverse Effect, (C) prohibits or makes illegal the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer, or (D) renders the Purchaser unable to accept for payment, pay for or purchase a material portion or all of the Shares; provided, that, the parties shall have used their best efforts to cause any such statute, rule, regulation, judgment, order or injunction to be vacated or lifted; (ii) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and accurate as of the date of consummation of the Offer as though made on or as of such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and accurate as of such date or with respect to such period) or the Company shall have breached or failed to perform or comply with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it except, in each case where the failure of such representations and warranties to be true and accurate (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein), or the performance or compliance with such obligations, agreements or covenants, do not, individually or in the aggregate, have a Company Material Adverse Effect; (iii) the Merger Agreement shall have been terminated in accordance with its terms; (iv) it shall have been publicly disclosed that any person, entity or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), shall have acquired beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of more than 30% of the then outstanding Shares, through the acquisition of stock, the formation of a group or otherwise;
(v) the Board of Directors of the Company (the "Company Board") shall have withdrawn, modified or changed in a manner adverse to CIGNA or the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended another proposal or offer or shall have executed an agreement in principle or definitive agreement relating to another proposal or offer or similar business combination with a person or entity other than CIGNA, the Purchaser or their affiliates or the Company Board shall have adopted a resolution to do any of the foregoing; or (iv) there shall have occurred (A) any general suspension of trading in securities on any national securities exchange or in the over-the-counter market, (B) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), or (C) any limitation (whether or not mandatory) by an United States governmental authority or agency on the extension of credit by banks or other financial institutions, which in the reasonable judgment of CIGNA or the Purchaser, in any such case, and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payments.

     For purposes of the Merger Agreement, "Company Material Adverse Effect" means only (I) any adverse change in, or effect on, the business, financial condition or operations (excluding results of operations and effects of net income) of the Company and its subsidiaries, taken as a whole, that individually or in the aggregate, exceeds, or is reasonably likely to exceed, $67.5 million, or (II) the net income of the Company and its subsidiaries (not taking into account any (A) gains or losses resulting from sales or other dispositions of assets by the Company or any of its subsidiaries (including, without limitation, gains or losses resulting from related severance costs) effected with the prior written consent of CIGNA (which consent will not be unreasonably withheld), and
(B) losses resulting from the costs related to the Merger Agreement and the transactions contemplated thereby), determined in accordance with United States generally accepted accounting principles ("GAAP"), from January 1, 1997 through the last full month of operations for which financial information is available prior to the consummation of the Offer being less, on a cumulative basis, than the Targeted Income (as defined below) by an amount in excess of the Allowed Shortfall (as defined below); provided, however, that, in the case of either of
(I) or (II) above, the effects of changes that are generally applicable to (i) the health care or HMO industries, (ii) the United States economy or (iii) the United States securities markets shall be excluded from such determination; and provided, further, that any adverse effect on the Company and its subsidiaries resulting from the execution of the Merger Agreement and

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the announcement of the Merger Agreement and the transactions contemplated thereby and any change in value of the Company's marketable securities shall also be excluded from such determination. In addition to the foregoing, the determination of the dollar value or impact of any change or event pursuant to the preceding sentence shall be based solely on the actual dollar value of such change or effect, on a dollar-for-dollar basis, and shall not take into account
(i) any multiplier valuation, including, without limitation, any multiple based on earnings or other financial indicia or the Offer Price or (ii) any consequential damages or other consequential valuation. For purposes of the Merger Agreement, (x) "Targeted Income" means, with respect to the following periods, the cumulative monthly net income (in thousands) listed for such periods: January 1997 -- $1,413, February 1997 -- $5,281, March 1997 -- $8,963,
April 1997 -- $13,075, May 1997 -- $17,780, June 1997 -- $22,741, July
1997 -- $27,819, August 1997 -- $34,169, September 1997 -- $40,182, October
1997 -- $45,862, November 1997 -- $53,956, and December 1997 -- $61,423, and (y)
"Allowed Shortfall" means, for the same period, $5 million of net income per month, on a cumulative basis, plus an aggregate of an additional $10 million of net income. For purposes of considering whether a "Company Material Adverse Effect" has occurred, (A) any adjustment of reserves for hospital provider contracts receivables on the Company's balance sheet as of December 31, 1996 shall be counted only in clause (I) above, and (B) any new reserves for hospital provider contracts receivables established for the period after December 31, 1996 shall be counted only in clause (II) above, unless such new reserves are required to be restated on the Company's balance sheet as of December 31, 1996 under GAAP, in which case such new reserves shall be counted only in clause (I) above.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, the Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation and a wholly-owned subsidiary of CIGNA, and each issued and outstanding Share (other than Shares owned by CIGNA, the Purchaser or any other wholly-owned subsidiary of CIGNA or Shares held by shareholders who properly exercise their dissenters' rights under the New Hampshire Business Corporation Act (the "NHBCA")) shall be converted into the right to receive the Offer Price, without interest. The Merger Agreement also provides that (i) the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation; (ii) the Articles of Incorporation of the Company will be the initial Articles of Incorporation of the Surviving Corporation; and (iii) the By-laws of the Company will be the initial By-laws of the Surviving Corporation.

     Treatment of Options. The Merger Agreement provides that each option to purchase Shares which has been granted under the Company's option plans will be replaced with a fully vested substitute option to purchase CIGNA's common stock, $1 par value per share ("CIGNA Common Stock"). See "Arrangements with Executive Officers, Directors or Affiliates of the Company--Employee and Director Stock Options."

     Directors. The Merger Agreement provides that, promptly upon CIGNA's purchase of and payment for Shares which represent at least a majority of the outstanding Shares (on a fully diluted basis), CIGNA will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as shall give CIGNA, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by CIGNA, the Purchaser and any of their affiliates bears to the total number of Shares then outstanding. The Company will, upon request of the Purchaser, use its best efforts to cause CIGNA's designees to be so elected, including by increasing the size of the Company Board or by securing the resignations of incumbent directors. Notwithstanding the foregoing, until the Effective Time, the Company will have on the Company Board at least two directors who were directors of the Company on the date of the Merger Agreement; provided, that, subsequent to the purchase of and payment for Shares pursuant to the Offer, CIGNA will always have its designees represent at least a majority of the entire Company Board.

     The Merger Agreement also provides that from and after the time, if any, that CIGNA's designees constitute a majority of the Company Board, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of

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CIGNA or the Purchaser, or any waiver of any condition or any of the Company's rights thereunder may be effected only by the action of a majority of the directors of the Company then in office who were directors on the date of the Merger Agreement, which action shall be deemed to constitute the action of the full Company Board; provided, that, if there are no such directors, such actions may be effected by unanimous vote of the entire Company Board.

     Shareholders' Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its shareholders as soon as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement.

     The Merger Agreement also provides that the Company will, if required by applicable law in order to consummate the Merger, prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement and shall use its best efforts (i) to obtain and furnish the information required to be included by the Commission in the Proxy Statement (as hereinafter defined) and, after consultation with CIGNA, to respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the "Proxy Statement") to be mailed to its shareholders and (ii) to obtain the necessary approvals of the Merger and the Merger Agreement by its shareholders. The Merger Agreement also provides that the Company shall include in the Proxy Statement the recommendation of the Company Board that shareholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement. The Merger Agreement also provides that, if permitted by the NHBCA, in the event that CIGNA, the Purchaser or any other subsidiary of CIGNA shall acquire at least 90% of the outstanding shares of each class of capital stock of the Company, pursuant to the Offer or otherwise, the parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the Company's shareholders (a "Short-Form Merger"). Under the NHBCA, as currently in effect, the Merger cannot be accomplished as a Short-Form Merger because the NHBCA requires the parent corporation in such a merger (i.e., the Purchaser) to be the surviving corporation.

     Representations and Warranties. The Merger Agreement contains representations and warranties of one or both of the parties with respect to, among other things (i) organization, good standing, corporate power and enforceability, (ii) ownership of subsidiaries, (iii) capitalization, (iv) no conflicts, (v) required consents or approvals, (vi) no material misstatements in filings made with the Commission, financial statements and regulatory statements, (vii) no undisclosed liabilities, (viii) absence of material adverse changes, (ix) no litigation, (x) compliance with law, (xi) no liabilities under ERISA, (xii) tax returns filed and taxes paid, (xiii) receipt of fairness opinion from financial advisor, and (xiv) sufficiency of funds to consummate the Merger.

     In the Merger Agreement, each of CIGNA and the Purchaser also (i) acknowledges that none of the Company, its subsidiaries or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to CIGNA, the Purchaser or their agents or representatives, and (ii) agrees, to the fullest extent permitted by law, that none of the Company, its subsidiaries or any of their respective directors, officers, employees, shareholders, affiliates, agents, advisors or representatives shall have any liability or responsibility whatsoever to CIGNA or the Purchaser on any basis (including, without limitation, in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made, to CIGNA, except that the foregoing limitation shall not apply to the extent the Company makes specific representations and warranties in the Merger Agreement or preclude CIGNA and the Purchaser from seeking any remedy for fraud. The Company has also made a reciprocal acknowledgement and agreement with CIGNA and the Purchaser.

     Interim Operations. In the Merger Agreement, the Company has covenanted and agreed that, among other things, between the date of the Merger Agreement and prior to the time the Purchaser's designees have been elected to, and constitute a majority of, the Company Board, unless CIGNA otherwise agrees in writing

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and except as otherwise contemplated by the Merger Agreement, (a) the Company and each of its subsidiaries will conduct its business only in the ordinary and usual course and, to the extent consistent therewith, use their best efforts to preserve in all material respects their business organization intact and maintain their existing relations with customers, suppliers, employees and business associates and (b) neither the Company nor any of its subsidiaries will
(i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock (other than dividends from any subsidiary of the Company to the Company or any other subsidiary of the Company); (ii) issue or sell any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than Shares reserved for issuance on the date of the Merger Agreement upon exercise of outstanding Rights pursuant to the Rights Agreement, issuances pursuant to the exercise of stock options outstanding on the date of the Merger Agreement, or issuances pursuant to the Company's issued and outstanding 5% Convertible Subordinated Notes due 2003 (the "Company Convertible Notes"); (iii) acquire, sell, lease or dispose of any assets in excess of $5 million, other than in the ordinary and usual course of business;
(iv) incur or modify any material debt, other than in the ordinary and usual course of business; (v) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock other than redemption of the outstanding Rights pursuant to the Rights Agreement; (vi) terminate or materially amend any employee benefit plans; (vii) adopt or materially amend any employee benefit plans or amend any employment or severance agreement or (except for certain normal increases in the ordinary and usual course of business) increase in any manner the compensation of any employees; (viii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other person (other than subsidiaries of the Company), except in the ordinary and usual course of business; (ix) make any material loans, advances or capital contributions to, or investments in, any other person (other than to subsidiaries of the Company), other than in the ordinary and usual course of business; (x) make capital expenditures in excess of an aggregate of $10 million for the first seven months from the date of the Merger Agreement or an additional $5 million thereafter;
(xi) materially change any of the accounting methods used by it unless required by GAAP or applicable law; (xii) settle or compromise any claim (including arbitration) or litigation involving payments by the Company in excess of $1,000,000, individually, which are not subject to insurance reimbursement without the prior written consent of CIGNA, which consent will not be unreasonably withheld, and will consult with CIGNA with respect to settlement or compromise of any claim (including arbitration) or litigation involving less than $1,000,000; (xiii) amend, modify or terminate in any material respect its hospital contracts without the prior written consent of CIGNA, which consent shall not be unreasonably withheld, and provided that CIGNA shall designate a single senior officer with responsibility to provide such consent and such officer shall respond within two business days of any such request and the Company will consult with CIGNA prior to entering into any new hospital contract or agreement; or (ix) authorize or enter into an agreement to do any of the foregoing.

     Actions Regarding the Rights. The Company has agreed in the Merger Agreement that it shall, in accordance with the terms and provisions of the Rights Agreement and as promptly as practicable on or after the date of the Merger Agreement, take all reasonable actions necessary to cause the (a) postponement of the Distribution Date (as defined in the Rights Agreement) as necessary to prevent the Merger Agreement or the consummation of any of the transactions contemplated thereby, including without limitation, the publication or other announcement of the Offer and the consummation of the Offer and the Merger, from resulting in (i) the distribution of separate Rights certificates, or (ii) the occurrence of a Distribution Date, and (b) redemption of the Rights prior to the consummation of the Offer. On February 27, 1997, the Company Board postponed the Distribution Date until immediately prior to the consummation of the Offer at which time the Rights will be redeemed.

     5% Convertible Subordinated Notes. The Merger Agreement provides that, in accordance with the terms of the Indenture, dated as of March 6, 1996 (the "Indenture"), between the Company, as issuer, and The Bank of New York, as trustee (the "Trustee"), with respect to the Company Convertible Notes, within 30 days following the acquisition by Purchaser of beneficial ownership, directly or indirectly, of more than 50% of the Shares, the Company will publish a notice in The Wall Street Journal, notify the Trustee and give written notice to each holder of the Company Convertible Notes, stating, among other things, (i) that a

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Change of Control (as defined in the Indenture) has occurred, (ii) that each holder of the Company Convertible Notes has the right to require the Company to repurchase such holder's Company Convertible Notes at a purchase price in cash in an amount equal to 101% of the principal amount of such Company Convertible Notes, plus accrued and unpaid interest thereon, if any, to the purchase date thereof and (iii) the date on which such Company Convertible Notes shall be purchased which shall be a business day no later than 60 days from the date such notice is mailed. In connection with such repurchases, CIGNA has agreed in the Merger Agreement to contribute to the Company an amount in cash necessary to repurchase all such Company Convertible Notes.

     No Solicitation. Pursuant to the Merger Agreement, the Company has agreed that neither it nor any of its subsidiaries shall (and the Company shall use its best efforts to cause its officers, directors, employees and investment bankers, attorneys or other agents not to), (i) initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal that constitutes or is reasonably likely to lead to any Acquisition Proposal (as defined below);
(ii) engage in negotiations or discussions with, or furnish any information or data to any third party relating to an Acquisition Proposal; or (iii) enter into any agreement with respect to or approve any Acquisition Proposal; provided, however, that the Company and the Company Board may participate in discussions or negotiations (including, as a part thereof, making any counterproposal) with or furnish information to any third party making an unsolicited Acquisition Proposal (a "Potential Acquiror") or approve an unsolicited Acquisition Proposal if the Company Board is advised by its financial advisor that such Potential Acquiror has the financial wherewithal to be reasonably capable of consummating such an Acquisition Proposal, and either (i) the Company Board determines in good faith, after receiving advice from its financial advisor, that such third party has submitted to the Company an Acquisition Proposal which is a Superior Proposal (as defined below), or (ii) the Company Board determines in good faith, based upon advice of its outside legal counsel, that the failure to participate in such discussions or negotiations or to furnish such information or approve an Acquisition Proposal would violate the Company Board's fiduciary duties under applicable law.

     For purposes of the Merger Agreement, "Acquisition Proposal" means any bona fide proposal, whether in writing or otherwise, made by a third party to acquire beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of all or a material portion of the assets of, or any material equity interest in, the Company or its material subsidiaries pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction involving the Company or its material subsidiaries. "Superior Proposal" means any bona fide proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than a majority of the Shares then outstanding or all or substantially all the assets of the Company, and otherwise on terms which the Company Board determines in good faith to be more favorable to the Company and its shareholders than the Offer and the Merger (based on advice of the Company's financial advisor that the value of the consideration provided for in such proposal is superior to the value of the consideration provided for in the Offer and the Merger), for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Company Board, after receiving advice from its financial advisor, is reasonably capable of being financed by such third party.

     The Merger Agreement also provides that except to the extent such action would violate the Company Board's fiduciary duties under, or otherwise violate, applicable law, the Company will (i) promptly inform CIGNA in writing of any provision of information, as described above, or of any Acquisition Proposal and the identity of the recipient of such information and/or the Potential Acquiror and the terms of such Acquisition Proposal, and (ii) keep CIGNA reasonably informed of the status of any such Acquisition Proposal (including amendments or proposed amendments). The Company has agreed that any non-public information furnished to a Potential Acquiror will be pursuant to a confidentiality agreement substantially similar to the confidentiality provisions of the confidentiality agreement entered into between the Company and CIGNA.

     In the Merger Agreement, the Company has agreed that the Company Board shall not (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to CIGNA, its approval or recommendation of the Merger Agreement, the Offer or the Merger or (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal unless, in each case, the Company Board determines in good faith, after receiving advice from its financial advisor, that such Acquisition Proposal is a Superior Proposal or, based upon advice of its outside legal counsel, that the failure to take such action would violate its fiduciary duties under applicable law.

     Employee Benefits. The Merger Agreement provides that, effective as of the Effective Time and for a two-year period following the Effective Time, those persons who, immediately prior to the Effective Time, were employees of the Company or its subsidiaries will be provided with employee plans and programs which provide benefits that are no less favorable in the aggregate than those provided to such employees immediately prior to the date of the Merger Agreement. As soon as is reasonably practicable (and in any event prior to the consummation of the Offer) and following a review of Parent's employee plans and benefits, the Company will confirm to Parent whether it considers Parent's employee plans and benefits to be no less favorable in the aggregate than the Company's employee plans and benefits. With respect to such benefits, service accrued with the Company by such employees will be recognized for all purposes, except to the extent necessary to prevent duplication of benefits. CIGNA and the Purchaser have also agreed to honor, without modification, all employment and severance agreements and arrangements, as amended through the date of the Merger Agreement, with respect to employees and former employees of the Company as well as additional severance agreements to be entered into after the date of the Merger Agreement and prior to the Effective Time. As soon as practicable following the Effective Time (but in no event later than 30 days following the Effective Time), CIGNA will grant options to purchase 200,000 shares of CIGNA Common Stock to persons who were employees of the Company immediately prior to the Effective Time. See "Arrangements with Executive Officers, Directors or Affiliates of the Company -- Certain Provisions in the Merger Agreement."

     Directors' and Officers' Insurance and Indemnification. The Merger Agreement provides that (a) from and after the consummation of the Offer, CIGNA will, and will cause the Company (or the Surviving Corporation if after the Effective Time) to, indemnify, defend and hold harmless any current or former officer, director, employee and agent (the "Indemnified Party") of the Company and its subsidiaries against all losses, claims, damages, liabilities, costs and expenses (including attorney's fees and expenses), judgments, fines, losses, and amounts paid in settlement in connection with any actual or threatened action, suit, claim, proceeding or investigation (each a "Claim") to the extent that any such Claim is based on, or arises out of, (i) the fact that such person is or was a director, officer, employee or agent of the Company or any subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) the Merger Agreement, or any of the transactions contemplated thereby, in each case to the extent that any such Claim pertains to any matter or fact arising, existing, or occurring prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, to the full extent permitted under New Hampshire law or the Company's Articles of Incorporation, By-laws or existing indemnification agreements, including provisions relating to advancement of expenses incurred in the defense of any action or suit; provided, that, in the event any Indemnified Party becomes involved in any capacity in any Claim, then from and after consummation of the Offer, CIGNA will, or will cause the Company (or the Surviving Corporation if after the Effective Time) to, periodically advance to such Indemnified Party its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the provision by such Indemnified Party of an undertaking to reimburse the amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto; (b) CIGNA and the Company agree that all rights to indemnification and all limitations on liability existing in favor of the Indemnified Party as provided in the Company's Articles of Incorporation and By-laws as in effect as of the Merger Agreement shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of six years from the Effective Time to the extent such rights are consistent with the NHBCA; provided, that, in the event any claim or claims are asserted or made within such six year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims; provided, further, that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under New Hampshire law, the Company's Articles of Incorporation or By-laws or such agreements, as the case may be, shall be made by independent legal counsel selected by the Indemnified Party and reasonably acceptable to

CIGNA; (c) in the event CIGNA or the Purchaser or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of CIGNA and the Purchaser assume the obligations set forth above and none of the actions described in clauses (i) or
(ii) shall be taken until such provision is made; and (d) CIGNA or the Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance policy for a period of not less than six years after the Effective Date; provided, that, CIGNA may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous to the covered former directors or officers.

     Shareholder Litigation. The Merger Agreement provides that in connection with any litigation which may be brought against the Company or its directors relating to the transactions contemplated thereby, the Company will keep CIGNA and its counsel informed of the status of such litigation, to the extent CIGNA is not otherwise a party thereto. The Company has also agreed that it will consult with CIGNA prior to entering into any settlement or compromise of any such shareholder litigation and will not enter into any such settlement or compromise involving the payment of money in excess of $1 million (to the extent not subject to insurance reimbursement) without CIGNA's prior written consent.

     Further Assurances. In the Merger Agreement, each of the parties agrees to use its respective best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement which efforts shall include, without limitation, (a) CIGNA and the Purchaser proffering their willingness to accept an order or orders providing for the divestiture by CIGNA and the Purchaser of such of the Company's assets and businesses (or, in lieu thereof, approximately equivalent assets and businesses of CIGNA and the Purchaser) which do not represent in the aggregate assets with a fair market value greater than $67.5 million as are necessary to permit CIGNA and the Purchaser otherwise fully to consummate the Offer and the Merger and the transactions contemplated by the Merger Agreement, including an offer to hold separate such assets and businesses pending any such divestiture or pending the receipt of any required regulatory approvals; (b) CIGNA and the Purchaser using their best efforts to prevent any preliminary or permanent injunction or other order by a court of competent jurisdiction or Governmental Entity (as defined in the Merger Agreement) relating to consummating the transactions contemplated by the Merger Agreement, including, without limitation, under the antitrust laws and with respect to the Insurance Regulatory Approvals, and, if issued, to appeal any such injunction or order through the appellate court or body for the relevant jurisdiction, provided that CIGNA shall not be obligated to continue pursuing any particular litigation or action following the issuance of any preliminary injunction with respect thereto; and (c) CIGNA and the Purchaser using their best efforts to satisfy any objections of, and accept any conditions imposed by, any Governmental Entity in connection with any Insurance Regulatory Approval, except where such objection or condition would result in costs or liabilities to the Company and CIGNA, taken together (and aggregated with any loss incurred in connection with a disposition of assets pursuant to clause (a) above at less than fair market value), in excess of $67.5 million; provided, however, that notwithstanding the foregoing, during the sixty day period following the date of the Merger Agreement, CIGNA and Purchaser will only be obligated to use commercially reasonable efforts to obtain all Insurance Regulatory Approvals. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the parties thereto shall take or cause to be taken all such necessary action, including, without limitation, the execution and delivery of such further instruments and documents as may be reasonably requested by the other party for such purposes or otherwise to consummate and make effective the transactions contemplated thereby. CIGNA has agreed to file all applications on Form A (or equivalent form) necessary to obtain the Insurance Regulatory Approvals within 12 business days from the date of the Merger Agreement.

     Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions: (a) if required by applicable law and the Articles of Incorporation, the Merger Agreement shall have been approved and adopted by the requisite vote of the Company's shareholders; (b) any waiting period applicable to the Merger under the HSR Act shall have expired or been terminated; (c) all Insurance Regulatory Approvals shall have been obtained, except where the failure to do so would not have a Company Material Adverse Effect; (d) no statute, rule, regulation, order, decree or injunction shall have been enacted, promulgated or issued by any Governmental Entity or court which prohibits consummation of the Merger; and (e) CIGNA, the Purchaser or their affiliates shall have purchased Shares pursuant to the Offer. The Merger Agreement provides that the obligation of the Company to effect the Merger is further subject to the conditions that the representations and warranties of CIGNA and the Purchaser shall be true and accurate, except where the failure to be so true and accurate would not have a CIGNA Material Adverse Effect (as hereinafter defined), and that CIGNA and the Purchaser shall have performed in all material respects all of their respective obligations under the Merger Agreement. For purposes of the Merger Agreement, "CIGNA Material Adverse Effect" means only any adverse change in, or effect on, the business, financial condition, operations or results of operations of CIGNA and its subsidiaries, taken as a whole that, individually or in the aggregate, exceeds, or is reasonably likely to exceed, $67.5 million; provided, however, that the effects of changes that are generally applicable to (i) the healthcare or HMO industries, (ii) the United States economy, or (iii) the United States securities markets shall be excluded from such determination. In addition to the foregoing, the determination of the dollar value or impact of any change or event pursuant to the preceding sentence shall be based solely on the actual dollar value of such change or effect, on a dollar-for-dollar basis, and shall not take into account (i) any multiplier valuation, including, without limitation, any multiple based on earnings or other financial indicia or (ii) any consequential damages or other consequential valuation. The Merger Agreement also provides that the obligations of CIGNA and the Purchaser to effect the Merger are further subject to the conditions that the Company's representations and warranties shall be true and accurate, except where the failure to be so true and accurate would not have a Company Material Adverse Effect, and that the Company shall have performed in all material respects all of its obligations under the Merger Agreement; provided, however, that these conditions shall cease if the Purchaser shall have accepted for payment and paid for Shares validly tendered pursuant to the Offer.

     Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time: (a) by mutual consent of CIGNA and the Company; (b) by either the Company or CIGNA and the Purchaser (i) if the Shares shall not have been purchased pursuant to the Offer on or prior to seven months from the execution of the Merger Agreement; provided, however, that the Company may, in its sole discretion, extend such termination date for up to an additional 60 days in the event that the Insurance Regulatory Approvals shall not have been obtained by the end of such initial seven month period and provided that, at the end of such seven month period, no Company Material Adverse Effect shall have occurred and be continuing; and provided, further, that a party may not terminate the Merger Agreement pursuant to this clause (i) if such party's failure to fulfill any obligation under the Merger Agreement was the cause of, or resulted in, the failure of CIGNA or the Purchaser to purchase the Shares on or prior to such date or (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement or prohibiting CIGNA from acquiring or holding or exercising rights of ownership of the Shares except such prohibitions which would not have a Company Material Adverse Effect, and such order, decree, ruling or other action shall have become final and non-appealable; (c) by the Company
(i) if prior to the purchase of Shares pursuant to the Offer, either (A) a third party shall have made an Acquisition Proposal that the Company Board determines in good faith, after consultation with its financial advisor, is a Superior Proposal, or (B) the Company Board shall have withdrawn, or modified or changed in a manner adverse to CIGNA or the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger, (ii) if CIGNA or the Purchaser shall have terminated the Offer, or the Offer shall have expired, without CIGNA or the Purchaser purchasing any Shares; provided, that, the Company may not terminate the Merger Agreement pursuant to this clause (ii) if the Company is in willful breach of the Merger Agreement or (iii) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions to completion of the Offer, CIGNA, the Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer, provided, that, the Company may not terminate the Merger Agreement pursuant to this clause

(iii) if the Company is in willful breach of the Merger Agreement; or (d) by CIGNA and the Purchaser (i) if, prior to the purchase of Shares pursuant to the Offer, the Company Board shall have withdrawn, modified or changed in a manner adverse to CIGNA or the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended an Acquisition Proposal or shall have executed an agreement in principle or definitive agreement relating to an Acquisition Proposal or similar business combination with a person or entity other than CIGNA, the Purchaser or their affiliates or
(ii) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions to completion of the Offer, CIGNA, the Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that, CIGNA may not terminate the Merger Agreement pursuant to this clause (ii) if CIGNA or the Purchaser is in willful breach of the Merger Agreement.

     Effect of Termination; Termination Fee. The Company has agreed to pay to CIGNA a termination fee of $45 million if: (a) the Merger Agreement is terminated pursuant to the provisions described in clauses (c)(i) or (d)(i) under "Termination" above, or (b) the Merger Agreement is terminated for any reason (other than as a result of a material breach by CIGNA or the Purchaser that resulted in the termination of the Merger Agreement or a willful breach by CIGNA or the Purchaser of their obligations under the Merger Agreement) at any time after an Acquisition Proposal has been made by a third party (a "Third Party Acquiror") and, within one year after such a termination, the Company completes either (i) a merger, consolidation or other business combination with any such Third Party Acquiror (or another party who makes an Acquisition Proposal at a time when the Company is in discussions with any such Third Party Acquiror), or (ii) the sale of 50% or more (in voting power) of the voting securities of the Company or of 40% or more (in market value) of the assets of the Company and its subsidiaries, on a consolidated basis to any such Third Party Acquiror (or another party who makes an Acquisition Proposal at a time when the Company is in discussions with any such Third Party Acquiror).

     Amendment. The Merger Agreement provides that it may be amended, modified and supplemented in any and all respects, whether before or after any vote of the shareholders of the Company, by written agreement of the parties thereto, by action taken by their respective Boards of Directors at any time prior to the date of closing with respect to any of the terms contained therein; provided, however, that after the approval of the Merger Agreement by the shareholders of the Company, no such amendment, modification or supplement shall reduce or change the consideration payable in the Merger or adversely affects the rights of the Company's shareholders under the Merger Agreement without the approval of such shareholders.

  Shareholder Agreement

     Concurrently with the execution of the Merger Agreement, the Purchaser and CIGNA entered into a Tender Agreement and Irrevocable Proxy (the "Shareholder Agreement") with Norman C. Payson, M.D. (the "Shareholder"), the Company's President and Chief Executive Officer and a member of the Company Board, with respect to the 4,332,760 Shares owned by the Shareholder. The following is a summary of the material provisions of the Shareholder Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Shareholder Agreement, a copy of which is filed as
Exhibit 3 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Shareholder Agreement.

     Pursuant to the Shareholder Agreement, the Shareholder has agreed to tender all Shares owned by him in the Offer and CIGNA and the Purchaser have agreed to accept for payment and pay for such Shares subject to the terms and conditions of the Offer.

     Pursuant to the Shareholder Agreement, the Shareholder has also granted to CIGNA an irrevocable proxy to vote his Shares in connection with any meeting of the Company's shareholders, or in connection with any written consent of the Company's shareholders, (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval and adoption of the Merger and the terms thereof and each of the other actions contemplated by the Merger Agreement and the Shareholder Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would impede, interfere with, or prevent the Offer or the Merger; and (iii) except as otherwise agreed to in writing in advance by CIGNA, against the following actions (other than the Offer, the Merger and the transactions contemplated by the Merger Agreement and the Shareholder Agreement): (I) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries (including any transaction contemplated by an Acquisition Proposal); (II) any sale, lease or transfer of a material amount of the assets or business of the Company or its subsidiaries, or any reorganization, restructuring, recapitalization, special dividend, dissolution, liquidation or winding up of the Company or its subsidiaries; and (III) any change in the present capitalization of the Company including any proposal to sell any material equity interest in the Company or any amendment of the Articles of Incorporation of the Company. Such irrevocable proxy shall terminate on the termination of the Shareholder Agreement.

     During the term of the Shareholder Agreement, the Shareholder has agreed that he will not (i) transfer to any person any or all of his Shares (except to the Purchaser pursuant to the Offer); or (ii) except for the proxy granted to Purchaser, grant any proxies or powers of attorney, deposit any of his Shares into a voting trust or enter into a voting agreement, understanding or arrangement with respect to such Shares. The Shareholder Agreement does permit the Shareholder to transfer his Shares to any family member, certain entities owned by or formed for the benefit of the Shareholder or his family members, and certain successors to the Shareholder; provided, that in the case of any such transfer, the transferee executes an agreement to be bound by the terms of the Shareholder Agreement, or terms substantially identical thereto.

     Until the termination of the Shareholder Agreement, the Shareholder has agreed to comply with the provisions of the section of the Merger Agreement described above under "The Merger Agreement-No Solicitation" to the extent applicable to the Shareholder in his capacity as a director or officer of the Company. The foregoing does not prevent the Shareholder from taking any actions that the Company is permitted to take in accordance with such section of the Merger Agreement.

     The Shareholder Agreement, and all rights and obligations of the parties thereunder, terminates upon the earlier of (a) the date upon which CIGNA shall have purchased and paid for all of the Shareholder's Shares in accordance with the Offer and (b) the date on which the Merger Agreement is terminated.

ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY

  Consulting Agreement

     Concurrently with the execution of the Merger Agreement, CIGNA entered into a consulting agreement (the "Consulting Agreement") with Dr. Payson (the "Consultant"). The following is a summary of the material provisions of the Consulting Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Consulting Agreement, a copy of which is filed as Exhibit 4 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Consulting Agreement.

     The Consulting Agreement has a term of nine months, commencing on the date of the consummation of the Offer. During the term, the Consultant will perform such services relating to the business of CIGNA as the Consultant and the President of CIGNA HealthCare (or his designee) shall mutually agree. The Consulting Agreement requires the Consultant to provide up to 120 hours of consulting services per month during the first six months of the term of the Consulting Agreement and up to 80 hours per month for the remainder of the term. For a nine month period following the consummation of the Offer, the Consultant will be subject to a covenant not to compete against CIGNA or the Company or their respective subsidiaries. The Consultant has also agreed that during the term of the Consulting Agreement and for a period of one year following the termination of the Consulting Agreement, he will not (i) induce any employee of CIGNA, the Company or any of their respective affiliates to leave such employment or to accept any other employment or position, or (ii) assist any other person in hiring any such employee. The foregoing does not, however, prevent the Consultant from responding to or addressing inquiries initiated by employees of CIGNA, the Company or any of their respective affiliates or from hiring any such employees who make such initial contact.

     In the Consulting Agreement, CIGNA and the Consultant have agreed not to make any statement, observation or opinion, or communicate any information (whether oral or written), that materially disparages the reputation or business of the other. The Consulting Agreement also provides for a mutual release of claims between the Consultant, on the one hand, and CIGNA, the Purchaser, the Company and their respective affiliates, on the other hand.

     Pursuant to the Consulting Agreement, the Consultant will receive $100,000 per month for the nine month term of the Consulting Agreement and is entitled to reimbursement of ordinary and appropriate business expenses. The Consulting Agreement further provides that the Consultant is entitled to welfare benefits generally available to senior executive officers of CIGNA and access to a corporate airplane, with the right to purchase such airplane at the book value thereof. The Consultant will also receive a cash payment of $25,000 to purchase office equipment as well as reimbursement of office and staffing expenses up to $200,000 per year. The Consulting Agreement further provides that, notwithstanding anything to the contrary, CIGNA will take all necessary action to cause any Company stock options held by the Consultant or his successors to remain freely exercisable until, and expire no earlier than, the tenth anniversary of the grant of such options without regard to the termination of the Consulting Agreement, termination of the Consultant's employment with the Company, the Consultant's death or disability or the cessation of the Consultant's services to CIGNA.

  Employment Agreements

     Dr. Middleton. ln January 1995, Dr. Middleton entered into a five year employment agreement with the Company pursuant to which he serves as President of Healthsource South, Inc., and more recently as President and Chief Executive Officer of Healthsource South Carolina, Inc., at a current annual salary (including stipend) of $350,700 and is also eligible to receive an annual performance bonus. The employment agreement is terminable by the Company or Dr. Middleton without cause on 60 days' notice and provides for a severance benefit of $300,000 plus two months' base pay for each year completed under the agreement, up to a maximum of 12 months, in the event of termination without cause by the Company, or $500,000 plus two months' base pay for each year since 1991, up to a maximum of 12 months, in the event Dr. Middleton terminates his employment within 90 days following a change of control of the Company. The transactions contemplated by the Merger Agreement will constitute a change in control of the Company for purposes of the agreement.

     Mr. Zubretsky. In June 1996, Mr. Zubretsky entered into an employment agreement with the Company under which he serves as the Chief Financial Officer of the Company, at a current annual salary of $375,000 and is eligible to receive a performance bonus. The agreement expires December 31, 1997, subject to annual renewal. If Mr. Zubretsky's employment is terminated by the Company without cause or if the Company does not renew the agreement, Mr. Zubretsky becomes entitled to continue to receive his base salary for a two year period, so long as he complies with noncompetition and nondisclosure provisions contained in the agreement. Further, if Mr. Zubretsky's employment is terminated by the Company (or by Mr. Zubretsky if his authority or status with the Company is reduced) within 180 days following a change in control of the Company, then Mr. Zubretsky becomes entitled to continue to receive his base salary for a three year period.

     Other Agreements. Mr. Schneider has a severance arrangement with the Company. Mr. Schneider's arrangement provides that if his employment is terminated by the Company without cause or by Mr. Schneider if, following a change in control of the Company, his duties or compensation are adversely altered, he becomes entitled to receive his base salary for a two year period. Mr. Chin has a severance arrangement with the Company pursuant to which Mr. Chin becomes entitled to receive six months of base salary if his employment is terminated for cause, and one year of base salary if his employment is terminated without cause. Dr. Salmon has a severance arrangement with the Company providing that if Dr. Salmon's employment is terminated by the Company with or without cause, or if his duties and responsibilities are materially altered, he becomes entitled to one year of salary continuation, plus an additional month of salary continuation for each year of employment with the Company, plus an amount equal to his eligible bonus.

  Severance Agreements

     The Merger Agreement provides that the Company will enter into severance agreements with 29 of the Company's officers (the "Severance Agreements") prior to the Merger. The Severance Agreements will provide that severance benefits will be paid to the officer if his or her employment is terminated by the officer for good reason or by the Company other than for cause, in either case within two years following the consummation of the Offer. Dr. Payson will receive severance benefits upon the consummation of the Offer since his employment with the Company will be terminated at such time.

     Severance benefits under the Severance Agreements will include a lump sum cash payment equal to the sum of the officer's current base salary plus maximum annual incentive bonus, multiplied by a factor. The factor will equal: 3 for Dr. Payson, Mr. Schneider and Mr. Zubretsky; 2 for Mr. Chin, Mr. Moses, Dr. Middleton, Mr. Richardson and Dr. Salmon; 1.5 for Mr. Greczyn, Ms. Lencki, Mr. Pearce and Mr. Slater; and 1 for 17 additional officers.

     Severance benefits also include the payment of a pro rata portion of the officer's target bonus for the current year, continuation of medical and welfare benefits for a number of years following termination of employment equal to the multiple described above, office and secretarial services for the same period of time, outplacement and financial planning services for one year following termination of employment, a cash payment reimbursing the officer for any liabilities in respect of any taxes or excise taxes in respect of Section 4999 of the Code (the "Parachute Tax"), if applicable, and reimbursement of legal fees reasonably incurred by the officer in connection with enforcing his or her rights under a Severance Agreement or in respect of the Parachute Tax. Assuming that the following officers of the Company are terminated from employment immediately following the Merger, and assuming the Merger occurs on June 30, 1997, each such officer would be entitled to a lump sum cash payment (excluding from such amount any reimbursements in respect of the Parachute Tax, if any) equal to the following: Dr. Payson, $2,475,000, Mr. Schneider, $1,677,000; Mr. Zubretsky, $1,500,000, Dr. Middleton, $946,890 and Dr. Salmon, $643,750.

  Employee and Director Stock Options

     The Company maintains the 1994 Stock Option Plan, the 1991 Non-Qualified Stock Option Plan, the 1992 Director Stock Option Plan and the 1996 Non-Employee Director Stock Option Plan (collectively, the "Option Plans"). The Option Plans provide for the grants of stock options to purchase Shares to certain employees and non-employee directors of the Company ("Options").

     The Merger Agreement provides that the Company will amend all outstanding Options, if necessary, to provide that such Options will be fully vested and exercisable. Any Options held by members of the Company Board who are not full-time employees of the Company will remain outstanding until the earlier of the expiration of the term of such Option or the third anniversary of the Effective Time, without regard to any earlier termination from service as a member of the Company Board.

     The Merger Agreement further provides that CIGNA will adopt a stock option plan and replace each option with a fully vested substitute option to purchase CIGNA Common Stock (each, a "Substitute Option"). Each Substitute Option will be for a number of shares of CIGNA Common Stock equal to the number of Shares subject to the corresponding Option, multiplied by the Option Ratio (as defined below) and will have an exercise price per share equal to the exercise price per share of the Option, divided by the Option Ratio. All other terms and conditions of each Substitute Option will be substantially the same as the terms and conditions of the corresponding Option, except that (regardless of the actual date of termination of employment of the Optionholder) each such Substitute Option will expire no earlier than the date the Option would expire if the holder would have remained continuously employed by the Company until such date. The Option Ratio will equal the Offer Price divided by the average closing price per share of CIGNA Common Stock on the New York Stock Exchange (the "NYSE") for the five consecutive trading days ending immediately prior to the date of the Merger Agreement.

     Set forth below is a table indicating, as of February 28, 1997, the number of outstanding Options held by executive officers and directors of the Company (and exercise price thereof) and the number of options to acquire CIGNA Common Stock ("CIGNA Options") (and exercise price thereof) that each such person is eligible to receive in the Merger. On March 5, 1997, the last full trading day prior to the commencement of the Offer, the reported closing sales price per share of CIGNA Common Stock on the NYSE was $151.625.

                                                     EXERCISE
                                        NUMBER OF     PRICE                               EXERCISE PRICE
                                         COMPANY    OF COMPANY   NUMBER OF SUBSTITUTE   OF SUBSTITUTE CIGNA
              DIRECTORS                  OPTIONS     OPTIONS        CIGNA OPTIONS             OPTIONS
--------------------------------------  ---------   ----------   --------------------   -------------------
Merwyn Bagan, M.D., M.P.H.............     15,000     $16.78             2,073               $121.3584
                                           15,000      18.70             2,073                135.2848
                                           45,000      25.16             6,220                182.0196
Paul D. Baron, M.D....................     15,000      5.317             2,073                 38.4657
                                           15,000      10.62             2,073                 76.8519
                                           15,000      16.78             2,073                121.3584
                                           15,000      18.70             2,073                135.2848
                                           45,000      25.16             6,220                182.0196
Robert H. Bilbro......................     15,000      16.78             2,073                121.3584
                                           15,000      18.70             2,073                135.2848
                                           45,000      25.16             6,220                182.0196
Robert S. Cathcart, III, M.D..........      2,000      10.62               276                 76.8519
                                           15,000      16.78             2,073                121.3584
                                           15,000      18.70             2,073                135.2848
                                           45,000      25.16             6,220                182.0196
J. Harold Chandler....................     15,000      18.70             2,073                135.2848
                                           45,000      25.16             6,220                182.0196
Daniel F. Eubank, M.D.................     15,000      16.78             2,073                121.3584
                                           15,000      18.70             2,073                135.2848
                                           45,000      25.16             6,220                182.0196
Robert A. Leipold, M.D................     15,000      10.62             2,073                 76.8519
                                           15,000      16.78             2,073                121.3584
                                           15,000      18.70             2,073                135.2848
                                           45,000      25.16             6,220                182.0196
David W. Schall, M.D..................     15,000      10.62             2,073                 76.8519
                                           15,000      16.78             2,073                121.3584
                                           15,000      18.70             2,073                135.2848
                                           45,000      25.16             6,220                182.0196

          EXECUTIVE OFFICERS
--------------------------------------
Charles M. Schneider..................    32,000       10.52             4,423                 76.1068
                                          60,000       15.20             8,293                109.9280
                                         100,000       22.83            13,822                165.1271
                                          50,000       22.83             6,911                165.1271
                                         150,000       41.94            20,734                303.4142
                                          50,000       14.71             6,911                106.4192
                                         200,000       14.16            27,645                102.4403
Joseph M. Zubretsky...................    50,000       14.71             6,911                106.4409
                                         200,000       14.16            27,645                102.4403

                                                   EXERCISE
                                                     PRICE
                                      NUMBER OF       OF                                EXERCISE PRICE
                                       COMPANY      COMPANY    NUMBER OF SUBSTITUTE   OF SUBSTITUTE CIGNA
         EXECUTIVE OFFICERS            OPTIONS      OPTIONS       CIGNA OPTIONS             OPTIONS
------------------------------------  ----------   ---------   --------------------   -------------------
Norman C. Payson, M.D.*.............    200,000     $ 10.52            27,645              $ 76.1068
                                        200,000       15.20            27,645               109.9280
                                      2,000,000       19.83           276,453               143.4236
                                        200,000       22.83            27,645               165.1271
                                        200,000       41.94            27,645               303.4142
                                        200,000       14.16            27,645               102.4403
Richard B. Salmon, M.D., Ph.D.......     32,000       10.52             4,423                76.1068
                                         32,000       15.20             4,423               109.9280
                                         40,000       22.83             5,529               165.1271
                                         35,000       41.94             4,837               303.4142
                                         57,500       14.16             7,948               102.4403
Robert Chin.........................      8,000       11.10             1,105                80.3245
                                         12,000       15.20             1,658               109.9280
                                         40,000       22.83             5,529               165.1271
                                         30,000       41.94             4,146               303.4142
                                         32,000       14.16             4,423               102.4403
Francis G. Middleton, M.D.*.........     60,000        7.50             8,293                54.2224
                                         60,000       15.20             8,293               109.9280
                                        100,000       22.83            13,822               165.1271
                                        100,000       41.94            13,822               303.4142
                                        110,000       14.16            15,204               102.4403

---------------

* Drs. Payson and Middleton are also directors of the Company.

  Deferred Compensation Plan

     Certain officers of the Company and members of the Company Board are eligible to participate in a deferred compensation plan maintained by the Company (the "Deferred Compensation Plan"). Under the plan, eligible officers of the Company may elect to defer salary and bonus, and eligible members of the Company Board may elect to defer retainer fees, in each case until termination of employment or termination of service as a director, as the case may be. The transactions contemplated by the Merger Agreement will constitute a "change in control" under the Deferred Compensation Plan and, therefore, if any participant's employment or service as a director terminates within two years of such event, such participant's deferred compensation account will be credited with interest at a preferred rate (as set forth in the Deferred Compensation
Plan) and immediately distributed.

  Certain Provisions in the Merger Agreement

     As described above, the Merger Agreement provides that, during the two year period following the Effective Time, employees of the Company will receive employee benefits that are no less favorable in the aggregate than those provided to such employees immediately prior to the date of the Merger Agreement. With respect to such benefits, service accrued with the Company and its subsidiaries by such employees will be recognized for all purposes except to the extent necessary to prevent duplication of benefits. The Merger Agreement further provides that CIGNA honor, without modification, all employment and severance agreements with employees and former employees of the Company. In addition, within 30 days after the Effective Time, CIGNA is required to grant stock options to purchase no less than 200,000 shares of CIGNA Common Stock to employees of the Company. The allocation of such options will be determined by CIGNA after consultation with Dr. Payson. Such stock options will have an exercise price per share equal to the closing price per share of CIGNA Common Stock on the date of grant and have a term of ten years.

     The Merger Agreement also provides for CIGNA to, and to cause the Company (or the Surviving Corporation if after the Effective Time) to, indemnify, defend and hold harmless, among other persons, the Company's officers and directors against claims, losses, and liability arising out of, among other things, (i) the fact that such person was a director or officer of the Company or (ii) the Merger Agreement or any of the transactions contemplated thereby, in each case, to the full extent permitted under New Hampshire law or the Company's Articles of Incorporation or By-laws or the Company's existing indemnification agreements. CIGNA has also agreed in the Merger Agreement that all rights to indemnification and all limitations on liability provided to directors and officers in the Company's Articles of Incorporation and By-laws as in effect as of the date of the Merger Agreement shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of six years from the Effective Time to the extent such rights are consistent with the NHBCA. Additionally, CIGNA has agreed that either it or the Surviving Corporation will maintain the Company's existing officers' and directors' liability insurance policy for a period of not less than six years after the Effective Date; provided, that, CIGNA may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous to the covered directors or officers. See "The Merger Agreement -- Directors' and Officers' Insurance and Indemnification."

Item 4.  The Solicitation or Recommendation.

     (a) Recommendation of the Company Board

     The Company Board has unanimously approved the Merger Agreement, the Offer and the Merger, and has determined that the Offer and the Merger are fair to and in the best interests of the Company's shareholders, and unanimously recommends that the Company's shareholders accept the Offer and tender their Shares in the Offer.

     A letter to the Company's shareholders communicating the Company Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits 6 and 7, respectively, and are incorporated herein by reference.

     (b) Background; Reasons for the Company Board's Recommendation

     Background

     Beginning in the summer of 1996, as a result of changes in the managed care industry and the Company's strategic position, the Company's management, in periodic consultation with the Company's directors, began to explore various possible strategic alternatives to improve long-term shareholder value. These strategic alternatives generally included, among others, a significant change in the Company's growth plans and acquisitions strategy, divestitures of various operating subsidiaries, joint ventures with financial partners to partially divest various subsidiaries, a stock buyback, a leveraged recapitalization, a business combination involving the Company, and the sale of the Company.

     In the summer and fall of 1996, the Company's management, after consulting with the Company's financial advisor, Bear, Stearns & Co. Inc. ("Bear Stearns"), identified and reviewed a list of leading candidates that might be expected to have an interest in potentially engaging in one or more of the above strategic transactions with the Company. Thereafter, the Company's CEO or financial advisor had a number of informal discussions and meetings with these parties (including several discussions that were initiated by such parties) to assess the feasibility of the Company's strategic alternatives and the potential level of interest of such parties in pursuing one or more of these alternatives. As a result of this process, two of such parties ultimately expressed an interest in exploring a possible business combination with the Company and entered into confidentiality agreements with the Company. After several meetings with one of these parties, such party advised the Company that it was not in a position to further pursue discussions concerning a business combination. The second party (the "Other Party") determined, based on these initial contacts, to continue discussions.

     Beginning in November 1996, certain senior officers of the Company and the Other Party and their respective financial advisors had a number of meetings and telephone conversations to discuss on a preliminary basis a possible business combination of the Company and the Other Party. In connection with such preliminary discussions, the Company provided certain financial and operating information to the Other Party.

     Over the next two months, discussions between the Company's and the Other Party's management and financial advisors progressed through various meetings and telephone calls during which the parties discussed, among other things, their respective operations, the Company's financial projections and potential operating synergies.

     In mid-January 1997, a meeting was arranged between the CEOs of CIGNA and the Company. That meeting occurred on January 27, 1997. No specific proposals were made by either party at that meeting, although CIGNA and the Company indicated a willingness to have further discussions to explore the possibility of an acquisition of the Company by CIGNA. On January 31, 1997, CIGNA and the Company entered into the Confidentiality Agreement. After the execution of the Confidentiality Agreement, the Company provided certain requested financial and operating information to CIGNA.

     On February 3, 1997, the Other Party, acting through its financial advisor, submitted a verbal preliminary indication of interest to explore combining with the Company in a merger, pursuant to which the Company's shareholders would receive between $20 and $22 per Share in consideration consisting of a combination of cash, common stock and/or mandatorily convertible preferred stock.

     On February 4, 1997, senior officers of the Company and CIGNA, and their respective financial advisors, met to conduct preliminary due diligence on the Company. The Company provided CIGNA with certain materials describing the Company, its operations and projected results of operations.

     During the evening of February 7, 1997, Dr. Payson met with the Other Party's Chairman and Chief Executive Officer in New York City. At that meeting, the parties discussed the Other Party's preliminary indication of interest and various issues relating to a possible combination between the Other Party and the Company.

     On February 9, 1997, the Company Board held a special meeting and analyzed and reviewed, with the Company's management and the Company's legal and financial advisors, among other things, the Other Party's preliminary indication of interest and various strategic, financial and legal considerations concerning a possible transaction with the Other Party or with CIGNA. No decision was reached by the Company Board at the meeting, but it was the consensus of the directors that the Company's management and legal and financial advisors should continue to hold discussions with the Other Party and pursue discussions with CIGNA.

     On February 10, 1997, at the request of the Company, CIGNA advised the Company that CIGNA's preliminary indication of interest for a business combination with the Company would involve a wide per share price range, and that, among other things, further due diligence and review would be necessary in order for such range to be narrowed.

     On or about February 12, 1997, at the Company's direction, the Company's financial advisor provided the Other Party with a draft term sheet outlining the potential structure of a transaction.

     On February 13 and 14, 1997, CIGNA conducted additional due diligence on the business, operations and financial performance of the Company, that included meetings in Manchester, New Hampshire. At the end of such meetings, CIGNA indicated to the Company that its review of the Company to date suggested that CIGNA would consider exploring a possible acquisition of the Company at a per share price in the range of $20 to $22 per Share in cash, although CIGNA was not prepared to make a formal proposal at such time.

     CIGNA delivered to the Company a due diligence request list on February 15, 1997 and thereafter the Company began providing additional information about the Company to CIGNA and its advisors. Numerous telephone calls between representatives of CIGNA and the Company regarding due diligence and requests for information were made between February 20 and February 25 and, during that period, CIGNA continued its review of the Company.

     On February 16, 1997, the CEOs of the Company and the Other Party met to discuss issues concerning how the combined entity might operate, as well as certain issues relating to the terms of a possible combination.

     Beginning on February 21, 1997, the Company's legal and financial advisors commenced negotiations with CIGNA's legal and financial advisors with respect to the terms of a possible merger agreement. Additionally, CIGNA's legal counsel distributed to the Company's legal counsel a draft of the Shareholder Agreement providing, among other things, that certain unspecified shareholders would tender, or cause to be tendered, all of the Shares owned by them and would agree to vote all of their Shares in favor of the Offer and the Merger.

     On February 22, 1997, at the Company's request, in a telephone call and letter from CIGNA, CIGNA indicated that it was working towards proposing an acquisition of the Company for a purchase price ranging from $20 to $22 per Share in cash. In the letter, CIGNA also advised that its ability to submit such a proposal would be contingent upon approval by CIGNA's board of directors at a meeting scheduled to be held on February 26, 1997, confirmatory due diligence which CIGNA anticipated completing prior to such board meeting, and negotiation of the definitive form of the Merger Agreement and related agreements.

     Later on February 22, 1997, the Company Board held a special meeting to analyze and review, with the advice and assistance of the Company's financial and legal advisors, among other things, certain strategic, financial and legal considerations concerning a possible transaction with CIGNA, the terms of CIGNA's most recent indication of interest, the potential impact on the Company's shareholders of a transaction with CIGNA at the prices being suggested by CIGNA, and the terms and conditions of the most recent draft of the Merger Agreement. The Company's management and its legal and financial advisors also reported to the Company Board on the status of the discussions with the Other Party. No decision was reached by the Company Board at the meeting, but it was the consensus of the directors that the Company's management and the Company's legal and financial advisors should continue to hold discussions with CIGNA and the Other Party and report back to the Company Board once management was prepared to make a recommendation.

     On February 23, 1997, certain senior officers of the Company met in Chicago with certain senior officers of the Other Party. At the meeting, the parties discussed various issues relating to a possible combination of the Other Party and the Company.

     On February 25, 1997, the Other Party, through its financial advisor, submitted a preliminary, non-binding proposal to combine with the Company in a merger pursuant to which the Company's shareholders would receive $21 per Share of stated consideration consisting of a combination of cash (45%) and the Other Party's common stock (55%) or, if agreed to by the Company and the Other Party, 27.5% in common stock of the Other Party and 27.5% in mandatorily convertible preferred stock of the Other Party. The Other Party's proposal assumed a fixed exchange ratio, subject to a potential adjustment if the Other Party's stock price decreased by more than 20%. The Other Party's proposal was subject to numerous conditions, including, among other things, shareholder approval, due diligence, and the Company's agreement, effective immediately, not to solicit any competing transactions.

     On several occasions following receipt of the Other Party's proposal, the Company's financial advisor advised senior management of the Other Party and the Other Party's financial advisor that the Other Party's proposal was inadequate in a number of respects, including price, and that the Other Party should make its best and final proposal.

     During the evening of February 25, 1997, representatives of the Company and the Company's legal and financial advisors met with representatives of CIGNA and CIGNA's legal and financial advisors to continue negotiating the terms and conditions of the Merger Agreement and the Shareholder Agreement. Certain terms of the Consulting Agreement were also negotiated. At that meeting, CIGNA indicated that, subject to, among other things, the satisfaction of open issues relating to the terms and conditions of the Merger Agreement, it would be willing to propose purchasing all of the Shares at a price of $21 per Share in cash. After further negotiations, such proposed price was increased to $21.75 per Share, subject to, among other things, the satisfactory resolution of the open issues relating to the terms and conditions of the Merger Agreement, the Shareholder Agreement and the Consulting Agreement, and the approval of the Company Board and CIGNA's board of directors.

     During the afternoon of February 26, 1997, the Company Board held a special telephonic meeting. At such meeting, the Company Board was advised by the Company's financial and legal advisors of the status of possible transactions with CIGNA and the Other Party. No decision was reached by the Company Board at the meeting, but it was the consensus of the directors that the Company's management and legal and financial advisors should continue to negotiate with CIGNA, confirm whether or not the Other Party was prepared to improve its proposal and report back to the Company Board.

     During the evening of February 26, 1997, the Company's legal and financial advisors met with representatives of CIGNA and CIGNA's legal and financial advisors to negotiate the remaining issues in the Merger Agreement and the Shareholder Agreement, and negotiations concerning the terms of the Consulting Agreement also continued. Such negotiations continued through February 27, 1997 and, by the evening of February 27, 1997, the Company and CIGNA agreed upon forms of a definitive Merger Agreement, and Dr. Payson and CIGNA agreed upon the forms of a definitive Shareholder Agreement and Consulting Agreement.

     On the evening of February 27, 1997, the Company Board held a special telephonic meeting to review, with the advice and assistance of the Company's financial and legal advisors, the final proposed terms and conditions of the proposed Merger Agreement. At such meeting, the Company's financial advisor provided an oral opinion (which was subsequently confirmed in writing) that, as of the date of the Merger Agreement, the Offer and the Merger, are fair, from a financial point of view, to the shareholders of the Company, and the Company's legal counsel advised the Company Board of the recent material changes made to the Merger Agreement. The Company Board was also informed that earlier that day, during telephone calls between the Company's financial advisor and the Other Party's management and financial advisor, the Other Party elected not to amend or modify its previous proposal despite several requests by the Company's financial advisor that the Other Party put forth its best and final proposal. Following the Company Board's review of the final terms of the Offer and the Merger, the Company Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's shareholders, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, authorized the execution and delivery of the Merger Agreement, recommended that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer, and recommended that the Company's shareholders approve and adopt the Merger Agreement. The Company Board also approved postponing the Distribution Date (as defined in the Rights Agreement) to immediately prior to the consummation of the Offer at which time the Rights will be redeemed.

     Later on the evening of February 27, 1997, the Company and CIGNA executed and delivered the Merger Agreement, CIGNA, the Purchaser and Dr. Payson executed and delivered the Shareholder Agreement, and CIGNA and Dr. Payson executed and delivered the Consulting Agreement.

     On the morning of February 28, 1997, the Company and CIGNA issued press releases announcing the execution of the Merger Agreement.

     Reasons for the Transaction; Factors Considered by the Company Board

     In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Company Board considered a number of factors including:

          1. the presentations and views expressed by management of the Company (at the meetings of the Company Board held on February 22, 1997, February 26, 1997 and February 27, 1997 and at previous meetings of the Company Board) regarding, among other things: (a) the financial condition, results of operations, cash flows, business and prospects of the Company, including the prospects of the Company if it remains independent; (b) the strategic alternatives available to the Company; (c) the fact that in view of the discussions held with various parties, including the Other Party, management of the Company believed it was unlikely that any other party would propose an acquisition or strategic business combination that, taken as a whole, would be more favorable to the Company and its shareholders than the Offer and the Merger; and (d) the recommendation of the Merger by the management of the Company;

          2. the presentation of Bear Stearns at the meetings of the Company Board held on February 22, 1997, February 26, 1997 and February 27, 1997 and the opinion of Bear Stearns, expressed orally at the February 27, 1997 meeting (and subsequently confirmed in writing), to the effect that, as of February 27, 1997, the Offer and the Merger are fair, from a financial point of view, to the Company's shareholders. The full text of the opinion of Bear Stearns, dated as of March 6, 1997, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Bear Stearns, is attached hereto as Exhibit 5 and is incorporated herein by reference. Shareholders are urged to read the opinion of Bear Stearns carefully in its entirety for assumptions made, matters considered and the limits of the review undertaken by Bear Stearns;

          3. the historical market prices and the recent trading activity of the Shares, including the fact that the Offer Price represents a premium of approximately 29% over the reported closing price of the Shares on the NYSE on the last full trading day preceding the public announcement of the execution of the Merger Agreement;

          4. the extensive arms-length negotiations between the Company and CIGNA leading to the belief of the Company Board that $21.75 per Share represented the highest price per Share that could be negotiated with CIGNA;

          5. the history of the Company's discussions with the Other Party, including, without limitation, (i) the fair and ample opportunity provided to the Other Party to submit a proposal to the Company, (ii) that the proposal made by the Other Party on February 25, 1997 contemplated the acquisition of the Company for $21 per Share in stated consideration which would consist of no more than 45% cash with the remainder to be in the form of shares of common stock or mandatorily preferred stock of the Other Party, (ii) that the stock component of the Other Party's proposal would subject the Company's shareholders to the risks and uncertainties associated with equity securities, (iii) the highly conditional nature of the proposal, and (iv) that, following repeated requests by the Company's financial advisor to the Other Party and its financial advisor that the Other Party submit its best and final proposal, the Other Party elected not to amend or modify its proposal;

          6. the results of the inquiries made by the Company's management and financial advisor to major companies in the managed health care and related industries, regarding a possible strategic alliance, partnership, business combination, acquisition or similar transaction with the Company;

          7. that the Offer and the Merger provides for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's shareholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time;

          8. that, in the Merger Agreement, CIGNA and the Purchaser have agreed to honor all employment and severance agreements and arrangements with respect to employees and former employees of the Company, and that, effective as of the Effective Time and for a two-year period thereafter, the Company's employees will be provided with employee benefits that are no less favorable in the aggregate than those provided to such employees prior to the date of execution of the Merger Agreement;

          9. other provisions of the Offer and the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations, and the limited ability of CIGNA and the Purchaser to terminate the Offer or the Merger Agreement;

          10. the regulatory approvals required to consummate the Merger, including, among others, anti-trust and insurance regulatory approvals, the favorable prospects for receiving such approval and CIGNA's agreements in the Merger Agreement with respect to seeking to obtain such approval;

          11. the business reputation and capabilities of CIGNA and its management, and CIGNA's financial strength, including its ability to finance the Offer;

          12. the fact that pursuant to the Merger Agreement, the Company Board has the right to participate in discussions or negotiations (including, as apart thereof, making any counterproposal) with or furnish information to third parties making an unsolicited Acquisition Proposal or approve an unsolicited Acquisition Proposal if the Company Board is advised by its financial advisor that such acquiror has the financial wherewithal to be reasonably capable of consummating such an Acquisition Proposal and the Company Board determines in good faith, after receiving advice from its financial advisor, that such third party has submitted to the Company an Acquisition Proposal which is a Superior Proposal, or, the Company Board determines in good faith, based upon the advice of its outside legal counsel, that the failure to participate in such discussions or negotiations or to furnish such information or to approve such an Acquisition Proposal would violate the Company Board's fiduciary duties;

          13. the fact that pursuant to the Merger Agreement, the Company Board has the right, upon payment to CIGNA of a $45 million termination fee, to terminate the Merger Agreement if prior to the purchase of Shares, either
     (a) a third party shall have made an Acquisition Proposal that the Company Board determines in good faith, after consultation with its financial advisor, is a Superior Proposal, or (B) the Company Board shall have withdrawn, or modified or changed in a manner adverse to CIGNA or the Purchaser its recommendation of the Offer, the Merger Agreement or the Merger;

          14. that the strategic fit between the Company and CIGNA offers the opportunity for substantial synergies;

          15. the current and anticipated status of the managed health care industry in the United States, including increasing competition, limited pricing flexibility, anti-managed care initiatives and the continuing need for mass and volume to obtain better health care costs and allow lower premiums and appropriate operating and profit margins;

          16. the likelihood of continued consolidation in the managed health care sector and the possibility that changes in the industry, depending on their nature, could be disadvantageous to the Company; and

          17. the belief that the combined company would be better able to respond to the needs of consumers and customers, the increased competitiveness of the health care industry, and the opportunities that changes in the health care industry might bring.

     The foregoing discussion of information and factors considered and given weight by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company Board may have given different weights to different factors.

Item 5.  Persons Retained, Employed or to be Compensated.

     Pursuant to the terms of a letter agreement, dated February 7, 1997 (the "Bear Stearns Letter Agreement"), the Company retained Bear Stearns, in part, to assist the Company as its exclusive financial advisor in considering the desirability and feasibility of effecting various strategies for maximizing the Company's value to its shareholders, including, among other things, a merger or sale of the Company (a "Transaction").

     The Company agreed in the Bear Stearns Letter Agreement that at such time as Bear Stearns renders an opinion (the "Opinion") with respect to the fairness, from a financial point of view, to the Company's shareholders, of any Transaction, the Company will pay to Bear Stearns a cash fee of $1,000,000, $250,000 of which will be payable at the time Bear Stearns renders the Opinion and the balance of $750,000 will be payable at the time the Company enters into a definitive agreement with respect to a Transaction. If a

Transaction is consummated, the Company will pay to Bear Stearns a cash fee of $12,500,000 immediately upon such consummation, less any fees paid by the Company in connection with the rendering of the Opinion.

     The Company has also agreed to reimburse Bear Stearns for all reasonable out-of-pocket expenses incurred by Bear Stearns (including fees and disbursements of counsel, and of other consultants and advisors retained by Bear Stearns) in connection with the matters contemplated by the Bear Stearns Letter Agreement, and to indemnify Bear Stearns (and its officers, directors, employees, controlling persons and agents) against certain liabilities arising out of or in connection with Bear Stearns' engagement. In addition, the Company has agreed that if a Transaction is not consummated, but the Company receives a "break-up" fee or any other payment as a result of the termination of any Transaction, the Company will pay to Bear Stearns 15% of any such fee or payment (provided that such payment to Bear Stearns cannot exceed $5,000,000) less any payments made to Bear Stearns in connection with the rendering of the Opinion.

     Bear Stearns has provided certain investment banking services to the Company from time to time for which it has received customary compensation. Bear Stearns has also in the past provided financial advisory and financing services to CIGNA unrelated to the Offer and the Merger and has received fees for the rendering of such services. Bear Stearns may from time to time effect transactions and hold positions in securities of the Company and CIGNA.

     Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's shareholders with respect to the Offer or the Merger.

Item 6.  Recent Transactions and Intent with Respect to Securities.

     (a) Except as set forth on Schedule II hereto, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of
Section 16(b) of the Exchange Act).

Item 7.  Certain Negotiations and Transactions by the Subject Company.

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

Item 8.  Additional Information to be Furnished.

     The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's shareholders.

Item 9.  Material to be Filed as Exhibits.

Exhibit 1         Confidentiality Agreement, dated January 31, 1997, between Healthsource,
                  Inc. and CIGNA Corporation.
Exhibit 2         Agreement and Plan of Merger, dated as of February 27, 1997, by and among
                  Healthsource, Inc., CIGNA Corporation and CHC Acquisition Corp. (including
                  Schedule 5.4(b) thereto).
Exhibit 3         Tender and Irrevocable Proxy, dated as of February 27, 1997, by and among
                  CIGNA Corporation, CHC Acquisition Corp. and Norman C. Payson, M.D.
Exhibit 4         Consulting Agreement, dated as of February 27, 1997, between CIGNA
                  Corporation and Norman C. Payson, M.D.
Exhibit 5         Opinion of Bear, Stearns & Co. Inc. dated as of March 6, 1997.*
Exhibit 6         Letter to Shareholders of Healthsource, Inc. dated March 6, 1997.*
Exhibit 7         Press Release issued by Healthsource, Inc. on February 28, 1997.
Exhibit 8         Employment Agreement, dated as of July 30, 1993, between Healthsource, Inc.
                  and Robert Chin.
Exhibit 9         Employment Agreement, dated as of January 1, 1995, between Healthsource,
                  Inc. and Francis G. Middleton, M.D.
Exhibit 10        Employment Agreement, dated as of June 25, 1996, between Healthsource, Inc.
                  and Joseph M. Zubretsky.
Exhibit 11        Employment Agreement, dated as of July 19, 1996, between Healthsource, Inc.
                  and Charles M. Schneider.
Exhibit 12        Employment Agreement, dated as of February 14, 1997, between Healthsource,
                  Inc. and Richard B. Salmon, M.D., Ph.D.
Exhibit 13        Healthsource, Inc. Deferred Compensation Plan for Selected Employees,
                  effective October 15, 1995.
Exhibit 14        Healthsource, Inc. 1991 Non-Qualified Stock Option Plan.
Exhibit 15        Healthsource, Inc. 1992 Director Stock Option Plan.
Exhibit 16        Healthsource, Inc. 1994 Stock Option Plan.
Exhibit 17        Healthsource, Inc. 1996 Non-Employee Director Stock Option Plan.

---------------
* Included in copies of Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 1997                      HEALTHSOURCE, INC.

                                          By: /s/ NORMAN C. PAYSON

                                          --------------------------------------
                                          Name: Norman C. Payson, M.D.
                                          Title: President and Chief Executive
                                          Officer

                                                                      SCHEDULE I

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

     This Information Statement is being mailed on or about March 6, 1997 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Healthsource, Inc., a New Hampshire corporation (the "Company"), to the holders of record of shares of common stock, par value $.10 per share, of the Company (the "Common Stock" or the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by CIGNA (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Company Board").

     On February 27, 1997, the Company, CIGNA Corporation, a Delaware corporation ("CIGNA"), and CHC Acquisition Corp., a New Hampshire corporation and an indirect, wholly-owned subsidiary of CIGNA ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which (i) CIGNA will cause the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $21.75 per Share, net to the seller in cash and
(ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of CIGNA.

     The Merger Agreement provides that, promptly after the purchase of a majority of the outstanding Shares pursuant to the Offer, CIGNA shall be entitled to designate directors (the "CIGNA Designees") on the Company Board as will give CIGNA representation proportionate to its ownership interest. The Merger Agreement requires the Company to take such action as CIGNA may request to cause the CIGNA Designees to be elected to the Company Board under the circumstances described therein. This Information Statement is required by
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

     The information contained in this Information Statement concerning CIGNA and the Purchaser has been furnished to the Company by CIGNA. The Company assumes no responsibility for the accuracy or completeness of such information.

RIGHT TO DESIGNATE DIRECTORS; THE CIGNA DESIGNEES

     The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the purchase of and payment by CIGNA for Shares pursuant to the Offer which represent at least a majority of the outstanding Shares (on a fully diluted basis), CIGNA will be entitled to designate such number of directors (the "CIGNA Designees"), rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser, CIGNA and any of their affiliates bears to the total number of Shares then outstanding. The Company will promptly, upon the request of Purchaser, use its best efforts to cause the CIGNA Designees to be so elected, including, if necessary, increasing the size of the Company Board or seeking the resignations of one or more existing directors. Notwithstanding the foregoing, until the Effective Time of the Merger, the Company Board will have at least two directors who are directors on the date of execution of the Merger Agreement.

     Set forth below is certain information with respect to the initial CIGNA
Designees:

William M. Pastore
Age 48

     Senior Vice President, National Service Organization, CIGNA HealthCare since December 1995. Prior to that, Mr. Pastore served as Vice President, Director of National Servicing for Citicorp from 1971 until 1995.

W. Allen Schaffer, M.D.
Age 45

     Senior Vice President, Managed Care Operations, CIGNA HealthCare since November 1994. Prior to that, Dr. Schaffer served as Senior Vice President and National Medical Director, CIGNA HealthCare beginning in May 1993. Dr. Schaffer also served as the Vice President, Professional Affairs for Aetna Life and Casualty from 1992 until 1993 and the Vice President, Quality Management & Training from 1990 until 1992.

Joseph M. Fitzgerald
Age 52

     Senior Vice President, Underwriting Operations, CIGNA HealthCare since May 1992. Prior to that, Mr. Fitzgerald served as Senior Vice President and Chief Financial Officer, Employee Benefits Division from February 1991 until May 1992 and Senior Vice President, National Accounts, Employee Benefits Division from June 1990 until February 1991.

H. Edward Hanway
Age 45

     President of CIGNA HealthCare since February 1996. Prior to that, Mr. Hanway served as President of CIGNA International from March 1994 until February 1996 and President of CIGNA International, Property & Casualty from February 1989 until March 1994.

     CIGNA has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, CIGNA may choose additional or other CIGNA Designees, subject to the requirements of Rule 14f-1.

     Based solely on the information set forth in the Offer to Purchase, none of the CIGNA Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company, or (iii) to the best knowledge of CIGNA, beneficially owns any securities (or any rights to acquire such securities) of the Company. The Company has been advised by CIGNA that, to the best of CIGNA's knowledge, none of the CIGNA Designees has been involved in any transactions with the Company or any of its directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein or in the
Schedule 14D-9.

DIRECTORS OF THE COMPANY

     The following table sets forth certain information with respect to the current directors of the Company as of February 28, 1997.

Merwyn Bagan, M.D., M.P.H.
Director since 1985
Age 61

     Dr. Bagan has served as the Chairman of the Board of the Company since 1985. Dr. Bagan served as President of Healthsource New Hampshire, Inc. from 1985 until July 1993. He is a board certified neurosurgeon and practiced for 23 years in Concord and Manchester, New Hampshire prior to his retirement in July 1993. He subsequently earned an M.P.H. degree and presently works as a consultant in international health. Dr. Bagan is a past President of both the New Hampshire Medical Society and the American Association of Neurological Surgeons.

Paul D. Baron, M.D.
Director since 1985
Age 56

     Dr. Baron has served as a director of the Company since 1985. He is a board certified anatomic and clinical pathologist and has practiced for 22 years, the last 17 at Concord Hospital in Concord, New Hampshire. Dr. Baron is the Chairman of the Department of Pathology at Concord Hospital.

Robert H. Bilbro, M.D.
Director since 1994
Age 56

     Dr. Bilbro has served as a director of the Company since May 1994 and since 1987 has served as President and Chairman of the Board of Directors of Healthsource Health Plans, Inc. ("HSHP"). Dr. Bilbro is engaged in the practice of internal medicine and cardiology with Raleigh Medical Group, P.A., Raleigh, North Carolina, where he has practiced for 24 years. He was nominated by the Company Board pursuant to the agreement under which the Company acquired HSHP in March 1994.

Robert S. Cathcart, III, M.D.
Director since 1993
Age 58

     Dr. Cathcart has served as a director of the Company since May 1993 and as President of Healthsource South Carolina, Inc. since May 1992. Dr. Cathcart is a board certified general surgeon with Surgical Associates of Charleston, South Carolina, P.A. and has practiced for 25 years in Charleston, South Carolina.

J. Harold Chandler
Director since 1995
Age 48

     Mr. Chandler has served as a director of the Company since June 1995. Mr. Chandler is President and Chief Executive Officer and a director of Provident Companies, Inc. ("Provident") and various of its subsidiaries. Prior to joining Provident in 1993, he served as President of NationsBank MidAtlantic Banking Group. Mr. Chandler currently serves as a director of AmSouth Bancorporation and Herman Miller Inc.

DANIEL F. EUBANK, M.D.
Director since 1985
Age 49

     Dr. Eubank has served as a director of the Company since 1985. Since January 1995, Dr. Eubank has been the Director of the Residency Program at Concord Hospital. Dr. Eubank was a Partner in Concord Family Medicine from 1983 to 1995. He is board certified in family medicine and has practiced for 17 years in the Concord, New Hampshire area.

ROBERT A. LEIPOLD, M.D.
Director since 1985
Age 46

     Dr. Leipold has served as a director of the Company since 1985 and as President of Healthsource New Hampshire, Inc. from 1993 to 1996. Dr. Leipold is a board certified obstetrician/gynecologist with Garrison Medical Professional Association and has practiced for 17 years in Dover, New Hampshire.

FRANCIS G. MIDDLETON, M.D.
Director since 1989
Age 57

     Dr. Middleton has served as President and Chief Executive Officer of Healthsource South Carolina, Inc. since October 1996 and as President of Healthsource South, Inc. since January 1995. He previously served as Medical Director of Healthsource South Carolina, Inc. from 1986 to January 1995. Until July 1991, Dr. Middleton practiced medicine in Charleston, South Carolina as a specialist in internal medicine and infectious disease.

NORMAN C. PAYSON, M.D.
Director since 1985
Age 48

     Dr. Payson has served as President and Chief Executive Officer of the Company since 1985. Dr. Payson has been in the HMO field since 1975, first as a practicing physician and director of an HMO quality program. By 1980, Dr. Payson had assumed a full-time position as Chief Executive Officer of a large physician group practice and as Medical Director for a related HMO company.

DAVID W. SCHALL, M.D.
Director since 1989
Age 53

     Dr. Schall has been a director of the Company since September 1989 and the President of Healthsource Maine, Inc. since 1986. Since January 1994, Dr. Schall has been employed as President, Chief Executive Officer and Chief Operating Officer and a Director of Bowdoin Medical Group and as Managing Partner of Bowdoin Medical Group Associates. He is board certified in family medicine and practiced for 25 years in Brunswick, Maine prior to his retirement from private practice in November 1996.

EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information with respect to the current executive officers of the Company as of February 28, 1997.

Robert Chin
Chief Information Officer
Age 37

     Mr. Chin has served as Chief Information Officer of the Company since August 1993. Mr. Chin is responsible for the Company's information services and technology development functions. Prior to joining the Company, Mr. Chin served as Chief Information Officer at Tufts Associated Health Plan from 1985 to 1993 and as Systems Manager at Harvard Community Health Plan from 1977 to 1985.

Francis G. Middleton, M.D.
President, Healthsource South, Inc.
Age 57

     Dr. Middleton has served as President and Chief Executive Officer of Healthsource South Carolina, Inc. since October 1996 and as President of Healthsource South, Inc. since January 1995. He previously served as Medical Director of Healthsource South Carolina, Inc. from 1986 to January 1995. Until July 1991, Dr. Middleton practiced medicine in Charleston, South Carolina as a specialist in internal medicine and infectious disease.

Norman C. Payson, M.D.
President and Chief Executive Officer
Age 48

     Dr. Payson has served as President and Chief Executive Officer of the Company since 1985. Dr. Payson has been in the HMO field since 1975, first as a practicing physician and director of an HMO quality program. By 1980, Dr. Payson had assumed a full-time position as Chief Executive Officer of a large physician group practice and as Medical Director for a related HMO company.

Richard B. Salmon, M.D., Ph.D.
Senior Vice President for Medical Affairs
Age 47

     Dr. Salmon has served as corporate medical director of the Company since October 1994 and served as Medical Director for Healthsource New Hampshire, Inc. from 1991 to 1994. Dr. Salmon is responsible for medical management issues on a company-wide basis. Before joining the Company, Dr. Salmon served as medical director for another New Hampshire HMO and was a family practice physician.

Charles M. Schneider
Executive Vice President and Chief Operating Officer
Age 51

     Mr. Schneider has served as Chief Operating Officer of the Company since January 1997 and as Executive Vice President since October 1993. Prior thereto, he served as Vice President for Development of the Company from February 1991 to October 1993 and as Director of Business Development of Healthsource New Hampshire, Inc. from April 1990 to February 1991. Before joining the Company in April 1990, Mr. Schneider served as Chief Executive Officer of a New England hospital, and previously held several senior healthcare management positions.

JOSEPH M. ZUBRETSKY
Chief Financial Officer
Age 40

     Mr. Zubretsky has served as Chief Financial Officer since July 1996. Prior to joining the Company, Mr. Zubretsky was with Coopers & Lybrand LLP's National Insurance Practice based in Hartford, Connecticut from 1981 through July 1996, where he had been a partner since 1990.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following Summary Compensation Table sets forth for the fiscal years ended December 31, 1996, 1995 and 1994 information as to the total compensation received by each of the Chief Executive Officer and the four highest paid executive officers who received total compensation in excess of $100,000 in all capacities.

                           SUMMARY COMPENSATION TABLE

                                                                                                 LONG-TERM
                                                                                                 COMPENSATION
                                                                                                   AWARDS
                                                         ANNUAL COMPENSATION                     ----------
                                          --------------------------------------------------     SECURITIES
                                                                                   OTHER         UNDERLYING
                NAME AND                                                          ANNUAL           STOCK
           PRINCIPAL POSITION             YEAR     SALARY(1)       BONUS       COMPENSATION      OPTIONS(2)
                                          -----    ---------     ---------     -------------     ----------
Norman C. Payson, M.D...................   1996    $ 548,754       --(3)         $  25,550(4)       200,000
President and Chief Executive              1995      483,081       --(3)            10,000(4)       200,000
Officer                                    1994      387,604       --(3)            10,000(4)     2,200,000(5)

Sally W. Crawford(6)....................   1996      349,531     $  65,000          10,000(7)            --
Former Chief Operating Officer             1995      324,233        65,000          42,063(7)       100,000
                                           1994      289,530        28,500          10,000(7)       100,000

Charles M. Schneider....................   1996      360,968       206,743          62,484(9)       250,000(10)
Executive Vice President and               1995      322,884       165,000(8)       26,127(9)       150,000
Chief Operating Officer                    1994      210,865        21,500              --          150,000(10)

Francis G. Middleton, M.D...............   1996      348,133        65,000           1,412          110,000
President and Chief Executive Officer,     1995      305,384        25,000              --          100,000
  Healthsource South Carolina, Inc. and
  President, Healthsource South, Inc.

Joseph M. Zubretsky (11)................   1996      143,750       150,000          47,089(12)      250,000(13)
Chief Financial Officer

---------------

 (1) Includes amounts deferred pursuant to the Company's 401(k) Plan.

 (2) Includes options granted in 1997 for services rendered in 1996.

 (3) Dr. Payson declined a cash bonus.

 (4) Includes $15,500 for personal use of the Company airplane in 1996 and $10,000 for automobile expenses in 1996, 1995 and 1994.

 (5) Includes options to purchase 2,000,000 shares granted to Dr. Payson in May 1994 in connection with the adoption of the 1994 Stock Option Plan by shareholders at the 1994 Annual Meeting of Shareholders.

 (6) Ms. Crawford resigned effective December 31, 1996.

 (7) Includes $10,000 for automobile expenses in 1996, 1995 and 1994 and $32,063 for unused vacation time in 1995.

 (8) Includes $100,000 for relocation bonus.

 (9) Includes $51,890 for relocation expenses, $4,850 for personal use of the Company airplane, $1,160 for country club dues and $4,583 for automobile expenses in 1996. Also includes $11,577 for unused vacation time and $14,550 for relocation expenses in 1995.

(10) Includes options to purchase 50,000 shares granted to defray relocation expenses in each of 1996 and 1994.

(11) Mr. Zubretsky joined the Company in July 1996.

(12) Relocation expenses.

(13) Includes options to purchase 50,000 shares granted to defray relocation expenses.

     Shown in the table below is information on stock options granted to the President and Chief Executive Officer and to the four other named executive officers shown in the Summary Compensation Table who received options to purchase Shares for fiscal year 1996.

                       OPTION GRANTS FOR FISCAL YEAR 1996

                                                 % OF TOTAL
                                NUMBER OF         OPTIONS
                                  SHARES         GRANTED TO
                                UNDERLYING       EMPLOYEES        GRANT DATE   EXERCISE                   GRANT DATE
                                 OPTIONS          IN 1996          CLOSING       PRICE       EXPIRATION    PRESENT
NAME                            GRANTED(1)      (1,721,794)         PRICE        $/Sh           DATE       VALUE(2)
------------------------------  ----------   ------------------   ----------   ---------     ----------   ----------
Norman C. Payson, M.D.........    200,000           11.6%           $12.87      $ 14.16(3)      2/9/07    $1,161,800
President and Chief Executive
Officer

Sally W. Crawford(5)..........         --             --                --           --             --            --
Former Chief Operating Officer

Charles M. Schneider..........    200,000           11.6%            12.87        14.16(3)      2/9/07     1,161,800
Executive Vice President and       50,000            2.9%            13.37        14.71(4)     7/16/06       273,650
Chief Operating Officer

Francis G. Middleton, M.D.....    110,000            6.4%            12.87        14.16(3)      2/9/97       638,990
President and Chief Executive
Officer, Healthsource South
Carolina, Inc. and President,
Healthsource South, Inc.

Joseph M. Zubretsky(6)........    200,000           11.6%            12.87        14.16(3)      2/9/07     1,161,800
Chief Financial Officer            50,000            2.9%            13.37        14.71(4)     7/16/06       273,650

---------------
(1) Options granted on February 9, 1997 for services rendered in 1996 fiscal year. Options are exercisable after February 9, 1999.

(2) Based on the Black-Scholes option pricing model adapted for use in valuing employee stock options. Assumptions made for the named executives are for grants expiring on February 9, 2007: expected option term of six years; risk-free interest rate of 6.25%; annual dividend rate of zero; and annualized volatility of 38.2%. Assumptions for grants expiring on July 16, 2006 are: expected option term of six years; risk-free interest rate of 6.57%; annual dividend rate of zero; and annualized volatility of 31.5%.

(3) Exercise price is 110% of the closing price of the Company's Common Stock on February 7, 1997.

(4) Exercise price is 110% of the closing price of the Company's Common Stock on July 16, 1996.

(5) Ms. Crawford resigned effective December 31, 1996.

(6) Mr. Zubretsky joined the Company in July 1996.

     Shown in the table below, with respect to the President and Chief Executive Officer and the four other named executive officers shown in the Summary Compensation Table, are exercised and unexercised options to purchase Shares granted in fiscal year 1996 and prior years pursuant to the Company's stock option plans.

                AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1996
                     AND 1996 FISCAL YEAR-END OPTION VALUES

                                                                        NUMBER OF
                                                                  SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                                 UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                    SHARES                        DECEMBER 31, 1996(1)          DECEMBER 31, 1996(2)
                                   ACQUIRED        VALUE       ---------------------------   ---------------------------
              NAME                ON EXERCISE   REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
--------------------------------  -----------   ------------   -----------   -------------   -----------   -------------
Norman C. Payson, M.D...........         --            --       1,240,000      1,560,000      $ 521,000            --
President and Chief Executive
Officer

Sally W. Crawford(3)............         --            --          80,000        180,000             --            --
Former Chief Operating Officer

Charles M. Schneider............         --            --         122,000        320,000         83,360            --
Executive Vice President and
Chief Operating Officer

Francis G. Middleton, M.D.......         --            --         140,000        180,000        337,800            --
President and Chief Executive
Officer, Healthsource South
Carolina, Inc. and President,
Healthsource South, Inc.

Joseph M. Zubretsky(4)..........         --            --              --         50,000             --            --
Chief Financial Officer

---------------
(1) Does not include options granted in 1997 for services rendered in 1996.

(2) Based upon the closing share price of $13.125 for the Company's Common Stock on December 31, 1996. Does not include options granted in 1997 for services rendered in 1996.

(3) Ms. Crawford resigned effective December 31, 1996.

(4) Mr. Zubretsky joined the Company in July 1996.

COMPENSATION OF DIRECTORS

     Each director of the Company (except Drs. Payson and Middleton) currently receives a $25,000 annual director's fee plus $1,000 per meeting of the Company Board and $1,000 for each committee meeting attended. The Company also reimbursed the directors for their travel expenses and Drs. Schall, Cathcart and Bilbro for lost practice time in travel to meetings.

     Pursuant to the Company's 1996 Non-Employee Director Stock Option Plan (the "1996 Director Plan"), each non-employee director of the Company received, at no cost, options to purchase 45,000 shares of the Common Stock of the Company after the 1996 annual meeting of shareholders. Each option granted under the 1996 Director Plan is exercisable for a period of ten (10) years and vests and becomes exercisable as to 15,000 shares on the date of each succeeding annual meeting during which the director continues to serve as such with the Company.

     The exercise price of options granted under the 1996 Director Plan was set at one hundred ten percent (110%) of the fair market value of the shares on the date of grant and no option granted thereunder may be exercised after the expiration of ten years from the date of grant. Vested options are exercisable provided that the option holder remains a director of the Company. In the event of the death, retirement or permanent and total disability of a director, such director may exercise vested options through the date of expiration of the option. In the event of termination of a director's service on the Company Board for other reasons, such director's options will terminate within 30 days of the date of termination of service and all then outstanding options that have been vested will be exercisable during such period.

     See "Item 3 -- Agreements with Executive Officers, Directors or Affiliates of the Company -- Employee and Director Stock Options" in the Schedule 14D-9 for a description of the treatment of director options in connection with the Merger.

CERTAIN TRANSACTIONS BETWEEN MANAGEMENT AND THE COMPANY AND ITS SUBSIDIARIES

     Dr. Middleton. ln January 1995, Dr. Middleton entered into a five year employment agreement with the Company pursuant to which he serves as President of Healthsource South, Inc., and more recently as President and Chief Executive Officer of Healthsource South Carolina, Inc., at a current annual salary (including stipend) of $350,700 and is also eligible to receive an annual performance bonus. Under this agreement, Dr. Middleton conducts development activities for the Company throughout the southern United States. The employment agreement is terminable by the Company or Dr. Middleton without cause on 60 days' notice and provides for a severance benefit of $300,000 plus two months' base pay for each year completed under the agreement, up to a maximum of 12 months, in the event of termination without cause by the Company, or $500,000 plus two months' base pay for each year since 1991, up to a maximum of 12 months, in the event Dr. Middleton terminates his employment within 90 days following a change of control of the Company. Dr. Middleton is also eligible to receive stock options under the Company's employee stock option plans.

     Mr. Zubretsky. In June 1996, Mr. Zubretsky entered into an employment agreement with the Company under which he serves as the Chief Financial Officer of the Company, at a current annual salary of $375,000 and is eligible to receive a performance bonus. The agreement expires December 31, 1997, subject to annual renewal. If Mr. Zubretsky's employment is terminated by the Company without cause or if the Company does not renew the agreement, Mr. Zubretsky becomes entitled to continue to receive his base salary for a two year period, so long as he complies with noncompetition and nondisclosure provisions contained in the agreement. Further, if Mr. Zubretsky's employment is terminated by the Company (or by Mr. Zubretsky if his authority or status with the Company is reduced) within 180 days following a change in control of the Company, then Mr. Zubretsky becomes entitled to continue to receive his base salary for a three year period.

     Other Agreements. Mr. Schneider has a severance arrangement with the Company. Mr. Schneider's arrangement provides that if his employment is terminated by the Company without cause or by Mr. Schneider if, following a change in control of the Company, his duties or compensation are adversely altered, he becomes entitled to receive his base salary for a two year period. Mr. Chin has a severance arrangement with the Company pursuant to which Mr. Chin becomes entitled to receive six months of base salary if his employment is terminated for cause, and one year of base salary if his employment is terminated without cause. Dr. Salmon has a severance arrangement with the Company providing that if Dr. Salmon's employment is terminated by the Company with or without cause, or if his duties and responsibilities are materially altered, he becomes entitled to one year of salary continuation, plus an additional month of salary continuation for each year of employment with the Company, plus an amount equal to his eligible bonus.

     Dr. Leipold. In May 1995, the Company made a 7-year term loan in the principal amount of $1,547,910 to Garrison Medical Professional Association ("Garrison"), the group with which Dr. Leipold practices medicine and is a shareholder. The loan currently bears interest at a rate of 7.25% which is adjustable on each anniversary of the loan to a rate one percent below the reported prime rate of interest. The loan is secured by certain real estate and accounts receivable of Garrison. The maximum principal amount of the loan outstanding at any time during 1996 was $1,471,442. As of December 31, 1996, $1,353,416 in principal amount remained outstanding under the loan.

     Mr. Schneider. In June 1996, the Company loaned $400,000 to Mr. Schneider to temporarily cover the cost of relocating from Chattanooga, Tennessee to Company headquarters in Hooksett, New Hampshire. The loan bears interest at 6% per annum and remained outstanding at December 31, 1996.

     Mr. Chandler/Provident Transaction. Mr. Chandler serves as President and Chief Executive Officer of Provident. Effective May 1, 1995, the Company purchased the assets of the group health, HMO and third party administration business of Provident for a purchase price of $131 million in cash and $100 million face amount of 6.25% cumulative preferred stock (the "Provident Transaction"). In conjunction with the

Provident Transaction, the Company and Provident entered into agreements under which the Company provides certain administrative services to Provident's retained stop-loss business and Provident's disability products; the Company also agreed to obtain computer services from Provident's Chattanooga, Tennessee data processing center for the acquired Provident business for a minimum of two years. In September 1996, the Company and Provident settled for approximately $2.8 million certain claims and accounting issues arising out of the Provident Transaction and amended the stop-loss servicing agreement between them. In October 1996, the Company also purchased approximately 72 acres of land in Chattanooga from Provident for a purchase price of $2.8 million. Mr. Chandler joined the Company's Board of Directors pursuant to the Provident Transaction agreements after the completion of the Provident Transaction. On March 6, 1996, the Company redeemed the $100 million face amount of preferred stock issued in the Provident Transaction and the Company no longer has an obligation to nominate a Provident representative to the Company's Board of Directors.

     Participating Physician Agreements. Each physician director of the Company, other than Drs. Payson, Bagan and Middleton, provided medical services as a participating physician to one of the Company's HMOs during 1996. Each such director's participating physician agreement conformed with the standard agreements for all participating physicians in the respective HMOs.

     See "Item 3 -- Agreements with Executive Officers, Directors or Affiliates of the Company -- Severance Agreements" in the Schedule 14D-9 for a description of certain employee severance arrangements.

MEETINGS AND COMMITTEES OF THE COMPANY BOARD

     There were nine meetings of the Company Board held during 1996. All directors attended at least 75% of the total number of meetings of the Company Board and of all committees of the Company Board on which they serve.

     The Audit Committee reviews the examination reports of state and federal regulatory agencies and the reports of the independent auditors. Directors Baron and Eubank serve on this committee. The Audit Committee met three times during 1996.

     The Compensation Committee determines the compensation of executive officers and stock options to be granted to employees of the Company. Directors Bagan, Baron, Chandler and Leipold serve on this committee. The Compensation Committee met twice during 1996.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of the issued and outstanding Shares, to file with the SEC and the New York Stock Exchange initial reports of ownership and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, all Section 16(a) filing requirements applicable to the officers, directors and greater than ten percent beneficial owners were complied with during 1996, other than with respect to one sale transaction by Dr. Bilbro and with respect to one option award transaction to Dr. Schall.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS

     The following table sets forth, as of February 28, 1997, certain information as to those persons who were beneficial owners of more than 5% of the 63,795,517 Shares issued and outstanding as of such date and as to the shares of Common Stock beneficially owned by each of the executive officers and by all the Company's executive officers and directors as a group.

                                                                          NUMBER OF
                                                                            SHARES      PERCENTAGE
                                                                         BENEFICIALLY    OF CLASS
                       NAME OF BENEFICIAL OWNER                            OWNED(1)     OUTSTANDING
-----------------------------------------------------------------------  ------------   -----------
Norman C. Payson, M.D.
  President and Chief Executive Officer
  Two College Park Drive
  Hooksett, NH 03106...................................................     5,612,760     8.6   %
Franklin Resources, Inc.
  777 Mariners Island Blvd.
  San Mateo, CA 94403-7777(2)..........................................     6,838,466     10.7  %
Massachusetts Financial Services Company
  500 Boylston Street
  Boston, MA 02116-3741(3).............................................     7,609,233     11.9  %
Southeastern Asset Management, Inc.
  6075 Poplar Avenue, Suite 900
  Memphis, TN 38119(4).................................................     3,350,900     5.3   %
Charles M. Schneider...................................................       152,000      *
Joseph M. Zubretsky....................................................       --           *
Francis G. Middleton, M.D..............................................       271,000      *
Robert Chin............................................................        36,000      *
Richard B. Salmon, M.D., Ph.D..........................................       102,000      *
All Executive Officers and Directors as a Group (14 persons)(5)........     7,394,737     11.2  %

---------------
 *  Less than 1%.

(1) The listed figures include options exercisable within 60 days to purchase 1,280,000, 152,000, 160,000, 36,000, 80,000, and 1,995,000, shares held by
    Dr. Payson, Mr. Schneider, Dr. Middleton, Mr. Chin, Dr. Salmon, and all directors and executive officers as a group, respectively.

(2) Franklin Resources, Inc. ("FRI") is considered a "beneficial owner" of the Company's Common Stock through its ownership of all of the outstanding capital stock of Templeton Global Advisors Limited, Templeton Management Limited, Templeton Investment Management Limited and Franklin Advisers, Inc., registered investment advisers. The Company is advised, FRI, its principal shareholders and each advisory subsidiary disclaim any economic or beneficial ownership in any of the Company securities.

(3) Massachusetts Financial Services Company ("MFS"), a registered investment advisor, is considered the "beneficial owner" of the Company's Common Stock. As sponsor of various mutual fund entities, the Company is advised that 4,397,110 (6.9%) shares and 3,051,930 (4.8%) shares of Company Common Stock are held by MFS Series Trust II -- MFS Emerging Growth Fund and other non-reporting entities, respectively.

(4) Southeastern Asset Management, Inc. ("Southeastern"), a registered investment advisor and its Chairman of the Board, in the event he could be deemed to be a controlling person of Southeastern, advise the Company that all of the Company Common Stock reported herein are owned by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern or its Chairman as to which both parties disclaim any beneficial ownership in any of the Company's securities.

(5) Includes 145,629 shares owned by spouses and minor children of directors and executive officers and shares held or owned by custodians for the benefit of such minors, officers or directors, as to which beneficial ownership may be disclaimed.

                                                                     SCHEDULE II

                 CERTAIN TRANSACTIONS IN SHARES OF COMMON STOCK
                OF THE COMPANY EFFECTED DURING THE PAST 60 DAYS

     The following table shows the options granted to executive officers of the Company during the past 60 days. Each such option was granted on February 9, 1997 by the Compensation Committee of the Company Board after a preliminary recommendation made at the January 1997 Compensation Committee meeting consistent with the Company's history of granting management options in February of each year.

                        EXECUTIVE              NUMBER OF OPTIONS            EXERCISE
                         OFFICER                    GRANTED                 PRICE
            ---------------------------------  ------------------           ------
            Robert Chin                               32,000                $14.16
            Francis G. Middleton, M.D.               110,000                 14.16
            Norman C. Payson, M.D.                   200,000                 14.16
            Richard B. Salmon, M.D., Ph.D.            57,500                 14.16
            Charles M. Schneider                     200,000                 14.16
            Joseph M. Zubretsky                      200,000                 14.16

                                 EXHIBIT INDEX

Exhibit 1    Confidentiality Agreement dated January 31, 1997, between Healthsource, Inc. and
             CIGNA Corporation.
Exhibit 2    Agreement and Plan of Merger, dated as of February 27, 1997, by and among
             Healthsource, Inc., CIGNA Corporation and CHC Acquisition Corp. (including
             Schedule 5.4(b) thereto).
Exhibit 3    Tender and Irrevocable Proxy, dated as of February 27, 1997, by and among CIGNA
             Corporation, CHC Acquisition Corp. and Norman C. Payson, M.D.
Exhibit 4    Consulting Agreement, dated as of February 27, 1997, between CIGNA Corporation and Norman C. Payson, M.D.
Exhibit 5    Opinion of Bear, Stearns & Co. Inc. dated as of March 6, 1997.
Exhibit 6    Letter to Shareholders of Healthsource, Inc. dated March 6, 1997.
Exhibit 7    Press Release issued by Healthsource, Inc. on February 28, 1997.
Exhibit 8    Employment Agreement, dated as of July 30, 1993, between Healthsource, Inc. and
             Robert Chin.
Exhibit 9    Employment Agreement, dated as of January 1, 1995, between Healthsource, Inc. and
             Francis G. Middleton, M.D.
Exhibit 10   Employment Agreement, dated as of June 25, 1996, between Healthsource, Inc. and
             Joseph M. Zubretsky.
Exhibit 11   Employment Agreement, dated as of July 19, 1996, between Healthsource, Inc. and
             Charles M. Schneider.
Exhibit 12   Employment Agreement, dated as of February 14, 1997, between Healthsource, Inc.
             and Richard B. Salmon, M.D., Ph.D.
Exhibit 13   Healthsource, Inc. Deferred Compensation Plan for Selected Employees, effective
             October 15, 1995.
Exhibit 14   Healthsource, Inc. 1991 Non-Qualified Stock Option Plan.
Exhibit 15   Healthsource, Inc. 1992 Director Stock Option Plan.
Exhibit 16   Healthsource, Inc. 1994 Director Stock Option Plan.
Exhibit 17   Healthsource, Inc. 1996 Non-Employee Stock Option Plan.